Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Filmland Spirits, Inc.
22512 Cantlay Street
West Hills, CA 91307
https://www.filmlandspirits.com/

Up to $1,234,997.92 in Series A-4 Preferred Stock at $3.38
Minimum Target Amount: $123,998.68

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: Filmland Spirits, Inc.
Address: 22512 Cantlay Street, West Hills, CA 91307
State of Incorporation: DE
Date Incorporated: March 16, 2021

Terms:

Equity

Offering Minimum: $123,998.68 | 36,686 shares of Series A-4 Preferred Stock
Offering Maximum: $1,234,997.92 | 365,384 shares of Series A-4 Preferred Stock
Type of Security Offered: Series A-4 Preferred Stock
Purchase Price of Security Offered: $3.38
Minimum Investment Amount (per investor): $250.12

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Company Alcohol Beverage Licenses Notice

Company holds state and federal alcohol beverage licenses in the supplier tier. These alcohol beverage licenses restrict persons who hold direct or indirect interests in certain other alcohol beverage licenses, including but not limited to wholesale, retail, and certain distilled spirits businesses, from participating in this offering. A conflicting interest may be caused by your employment, a board position, or another investment held by you or your spouse. Prior to participating in this offering, any potentially conflicting interests shall be disclosed to the Company for vetting.

Investment Incentives and Bonuses*

Time-Based Perks

Super Extra Special Bonus: Invest $15,000+ in the first 24 hours and receive 2% bonus shares.

Alpha Wolf | 2 Weeks: Invest $200,000+ within the first 2 weeks and receive:

- 24% bonus shares
- Character Likeness based on you on a future product
- In Person Blending Session In Kentucky with Filmland Team
- Character Named after you on a future product
- Executive Producer Credit on Bottle of future product
- Investor Private Barrel Pick - Join Filmland Team on a Zoom to select this exclusive barrel
- Access to purchase 2 Investor Private Barrel Bottles
- Virtual Tasting Event with Filmland Blending Team
- Filmland Spirits Whiskey Tasting Glass
- 10% Discount on Filmlandspirits.com Purchases for 1 Year
- Your Name on Filmland Web Credits Page

Tech-Titan | 2 Weeks: Invest $100,000+ within the first 2 weeks and receive:

- 20% bonus shares
- Character Named after you on a future product
- Executive Producer Credit on Bottle of future product
- Investor Private Barrel Pick - Join Filmland Team on a Zoom to select this exclusive barrel
- Access to purchase 2 Investor Private Barrel Bottles
- Virtual Tasting Event with Filmland Blending Team
- Filmland Spirits Whiskey Tasting Glass
- 10% Discount on Filmlandspirits.com Purchases for 1 Year
- Your Name on Filmland Web Credits Page

Quadrafunder | 2 Weeks: Invest $75,000+ within the first 2 weeks and receive:

- 16% bonus shares
- Investor Private Barrel Pick - Join Filmland Team on a Zoom to select this exclusive barrel
- Access to purchase 2 Investor Private Barrel Bottles
- Virtual Tasting Event with Filmland Blending Team
- Filmland Spirits Whiskey Tasting Glass
- 10% Discount on Filmlandspirits.com Purchases for 1 Year
- Your Name on Filmland Web Credits Page

Super Soldier | 2 Weeks: Invest $50,000+ within the first 2 weeks and receive:

- 12% bonus shares
- Access to purchase 2 Investor Private Barrel Bottles
- Virtual Tasting Event with Filmland Blending Team
- Filmland Spirits Whiskey Tasting Glass
- 10% Discount on Filmlandspirits.com Purchases for 1 Year
- Your Name on Filmland Web Credits Page

Time Traveler | 2 Weeks: Invest $25,000+ within the first 2 weeks and receive:

- 8% bonus shares
- Virtual Tasting Event with Filmland Blending Team
- Filmland Spirits Whiskey Tasting Glass
- 10% Discount on Filmlandspirits.com Purchases for 1 Year
- Your Name on Filmland Web Credits Page

Cooper | 2 Weeks: Invest $5,000+ within the first 2 weeks and receive:

- 4% bonus shares
- Filmland Spirits Whiskey Tasting Glass
- 10% Discount on Filmlandspirits.com Purchases for 1 Year

WolfPack | 2 Weeks: Invest $500+ within the first 2 weeks and receive:

- 10% Discount on your next Filmlandspirits.com Purchase
- Your Name on Filmland Web Credits Page

Alpha Wolf | 3 Weeks: Invest $200,000+ within the first 3 weeks and receive:

- 18% bonus shares
- Character Likeness based on you on a future product
- In Person Blending Session In Kentucky with Filmland Team
- Character Named after you on a future product
- Executive Producer Credit on Bottle of future product
- Investor Private Barrel Pick - Join Filmland Team on a Zoom to select this exclusive barrel
- Access to purchase 2 Investor Private Barrel Bottles
- Virtual Tasting Event with Filmland Blending Team
- Filmland Spirits Whiskey Tasting Glass
- 10% Discount on Filmlandspirits.com Purchases for 1 Year
- Your Name on Filmland Web Credits Page

Tech-Titan | 3 Weeks: Invest $100,000+ within the first 3 weeks and receive:

- 15% bonus shares
- Character Named after you on a future product
- Executive Producer Credit on Bottle of future product
- Investor Private Barrel Pick - Join Filmland Team on a Zoom to select this exclusive barrel
- Access to purchase 2 Investor Private Barrel Bottles
- Virtual Tasting Event with Filmland Blending Team
- Filmland Spirits Whiskey Tasting Glass
- 10% Discount on Filmlandspirits.com Purchases for 1 Year
- Your Name on Filmland Web Credits Page

Quadrafunder | 3 Weeks: Invest $75,000+ within the first 3 weeks and receive:

- 12% bonus shares
- Investor Private Barrel Pick - Join Filmland Team on a Zoom to select this exclusive barrel
- Access to purchase 2 Investor Private Barrel Bottles
- Virtual Tasting Event with Filmland Blending Team
- Filmland Spirits Whiskey Tasting Glass
- 10% Discount on Filmlandspirits.com Purchases for 1 Year
- Your Name on Filmland Web Credits Page

Super Soldier | 3 Weeks: Invest $50,000+ within the first 3 weeks and receive:

- 9% bonus shares
- Access to purchase 2 Investor Private Barrel Bottles

- Virtual Tasting Event with Filmland Blending Team
- Filmland Spirits Whiskey Tasting Glass
- 10% Discount on Filmlandspirits.com Purchases for 1 Year
- Your Name on Filmland Web Credits Page

Time Traveler | 3 Weeks: Invest $25,000+ within the first 3 weeks and receive:

- 6% bonus shares
- Virtual Tasting Event with Filmland Blending Team
- Filmland Spirits Whiskey Tasting Glass
- 10% Discount on Filmlandspirits.com Purchases for 1 Year
- Your Name on Filmland Web Credits Page

Cooper | 3 Weeks: Invest $5,000+ within the first 3 weeks and receive:

- 3% bonus shares
- Filmland Spirits Whiskey Tasting Glass
- 10% Discount on Filmlandspirits.com Purchases for 1 Year

Wolf Pack | 3 Weeks: Invest $500+ within the first 3 weeks and receive:

- 10% Discount on your next Filmlandspirits.com Purchase
- Your Name on Filmland Web Credits Page

Amount-Based Perks

Alpha Wolf: Invest $200,000+ and receive:

- 12% bonus shares
- Character Likeness based on you on a future product
- In Person Blending Session In Kentucky with Filmland Team
- Character Named after you on a future product
- Executive Producer Credit on Bottle of future product
- Investor Private Barrel Pick - Join Filmland Team on a Zoom to select this exclusive barrel
- Access to purchase 2 Investor Private Barrel Bottles
- Virtual Tasting Event with Filmland Blending Team
- Filmland Spirits Whiskey Tasting Glass
- 10% Discount on Filmlandspirits.com Purchases for 1 Year
- Your Name on Filmland Web Credits Page

Tech-Titan: Invest $100,000+ and receive:

- 10% bonus shares
- In Person Blending Session In Kentucky with Filmland Team
- Character Named after you on a future product
- Executive Producer Credit on Bottle of future product
- Investor Private Barrel Pick - Join Filmland Team on a Zoom to select this exclusive barrel
- Access to purchase 2 Investor Private Barrel Bottles
- Virtual Tasting Event with Filmland Blending Team
- Filmland Spirits Whiskey Tasting Glass
- 10% Discount on Filmlandspirits.com Purchases for 1 Year
- Your Name on Filmland Web Credits Page

Quadrafunder: Invest $75,000+ and receive:

- 8% bonus shares
- In Person Blending Session In Kentucky with Filmland Team
- Executive Producer Credit on Bottle of future product
- Investor Private Barrel Pick - Join Filmland Team on a Zoom to select this exclusive barrel
- Access to purchase 2 Investor Private Barrel Bottles
- Virtual Tasting Event with Filmland Blending Team
- Filmland Spirits Whiskey Tasting Glass
- 10% Discount on Filmlandspirits.com Purchases for 1 Year
- Your Name on Filmland Web Credits Page

Super Soldier: Invest $50,000+ and receive:

- 6% bonus shares

- In Person Blending Session In Kentucky with Filmland Team
- Executive Producer Credit on Bottle of future product
- Investor Private Barrel Pick - Join Filmland Team on a Zoom to select this exclusive barrel
- Access to purchase 2 Investor Private Barrel Bottles
- Virtual Tasting Event with Filmland Blending Team
- Filmland Spirits Whiskey Tasting Glass
- 10% Discount on Filmlandspirits.com Purchases for 1 Year
- Your Name on Filmland Web Credits Page

Time Traveler: Invest $25,000+ and receive:

- 4% bonus shares
- Virtual Tasting Event with Filmland Blending Team
- Filmland Spirits Whiskey Tasting Glass
- 10% Discount on Filmlandspirits.com Purchases for 1 Year
- Your Name on Filmland Web Credits Page

Cooper: Invest $5,000+ and receive:

- 2% bonus shares
- Access to purchase 2 Investor Private Barrel Bottles
- Virtual Tasting Event with Filmland Blending Team
- Filmland Spirits Whiskey Tasting Glass
- 10% Discount on Filmlandspirits.com Purchases for 1 Year
- Your Name on Filmland Web Credits Page

Wolfpack: Invest $500+ and receive:

- Filmland Spirits Whiskey Tasting Glass
- 10% Discount on Filmlandspirits.com Purchases for 1 Year

Notes:

- Character Likeness: Your face used as the basis for a character on a future product
- Character Name: Your name used for a character in the story of a future product
- Blending Session: You will join the Filmland blending team for an in-person blending session (travel except for flight will be covered) to create a future product
- Executive Producer: You and up to one additional person will receive an Executive Producer Credit on the label of a future product
- Investor Single Barrel Pick: You will receive samples, participate in a private virtual tasting with the Filmland blending team and vote on selection for Exclusive Investor Private Single Barrel
- Single Barrel Access: You will be able to purchase up to 2 bottles of the Exclusive Investor Private Single Barrel
- Virtual Tasting: You get to participate in a live 1 hour Zoom Tasting Session with all investors at this level and the Filmland Blending Team. Requires separate bottle purchase.
- Website Filmland Credits: See your name on the Filmland website credits page
- Tasting Glass: You will receive a Filmland Spirits Whiskey Tasting Glass
- 10% 1 Year Discount: 10% Off Spirits and Merchandise from FilmlandSpirits.com for 1 year (cannot be combined with another offer except shipping discounts)
- 10% Next Purchase Discount: 10% Off Spirits and Merchandise on your next purchase from FilmlandSpirits.com (cannot be combined with another offer except shipping discounts)

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

Please be advised that some of the perks and incentives listed above may not be available to certain investors due to state-specific rules and regulations related to alcohol distribution and consumption. The availability of these benefits may vary based on your location and the legal restrictions governing such activities. We recommend that you carefully review your local laws and regulations before considering any investment in relation to the mentioned tiers and associated incentives.

The 10% StartEngine Venture Club Bonus

Filmland Spirits will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Series A-4 Preferred Stock at $3.38 / share, you will receive 110 shares of Series A-4 Preferred Stock, meaning you'll own 110 shares for $338. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Company Overview

Filmland Spirits, headquartered in Los Angeles and launched in 2022, merges Hollywood storytelling with award-winning whiskey, crafting immersive, B-Movie scripts that transport fans into thrilling narratives while enjoying our products. All of our core whiskies have won Double Gold or Gold medals at the prestigious San Francisco World Spirits Competition. Led by industry veterans in spirits, sales, and film, we're currently available in retail locations across 15 states and ship to 46. With sales nearly doubling YoY in 2024 and a multi-year nationwide brokerage deal, the uniquely engaging experience of drinking Filmland Spirits is resonating with millions of consumers, and is well-positioned for further expansion.

Business Model

Filmland Spirits generates revenue through three primary channels: national retail distribution, direct-to-consumer e-commerce, and strategic partnerships with major retailers and distributors. By leveraging immersive storytelling and award-winning, ultra premium whiskey, Filmland Spirits differentiates itself from traditional whiskey brands, effectively capturing the attention of Millennials, Gen Z, and Gen X consumers. Our custom Art Deco bottles feature uniquely painted, original retro B-movie posters, each representing an original storyline created for that bottle. A synopsis of the movie and the characters is on each label with further content such as trailers, storyboards and script pages available via QR code. Whiskey aficionados and pop culture fans alike can pour a glass and be transported into an immersive experience steeped in the wild and fun world of a retro B-movie. Strategic expansions are fueled by a multi-year brokerage partnership, enabling nationwide and international market penetration.

Intellectual Property

Filmland Spirits' intellectual property strategy revolves around its original retro B-movie-themed branding, custom Art Deco bottle designs, and immersive storytelling elements. Each product features unique characters and narratives, protected by trademark registrations, ensuring brand distinctiveness in the competitive spirits market. This narrative-driven approach not only enhances brand identity but also establishes a loyal fan base, contributing to high customer retention and repeat purchases. The proprietary blend and aging techniques further protect the brand's ultra premium product quality and authenticity.

Competitors and Industry

Competitors

Filmland Spirits competes with both mega distilleries and smaller craft whiskey brands, including Smoke Wagon, Barrel Craft Spirits, Penelope, and High West. Unlike conventional brands that rely on the same old tired tropes and traditional branding, Filmland Spirits uniquely integrates Hollywood-style storytelling and pop culture nostalgia. This innovative approach cultivates a highly engaged community of whiskey enthusiasts and entertainment fans, differentiating it from competitors. The brand's award-winning quality, combined with immersive narratives, creates a distinctive experience that resonates with both serious whiskey aficionados and casual drinkers alike.

Industry

The U.S. whiskey market was valued at US $19.3 billion in 2024 and is projected to grow at a CAGR of 4.5% to reach US$ 28.7 billion by 2034. The ultra-premium whiskey category is outpacing the broader market with 5% annual growth. Our target audience—Millennials, Gen Z, and Gen X—represents over 130 million U.S. potential consumers over the age of 21 who actively seek high-quality, story-driven experiences in their purchases. Much of this audience is deeply engaged in whiskey culture, with growing online communities and social media conversations driving purchasing decisions.. By blending traditional craftsmanship with pop culture inspired branding, Filmland Spirits capitalizes on the growing demand for innovative and experiential products within the craft spirits industry.

Current Stage and Roadmap

Current Stage

Since its launch in September 2022, Filmland Spirits has rapidly expanded its product line and market reach. In 2023 and 2024, the company added a fourth core product and released two limited editions, one of which sold out immediately. Filmland Spirits is currently available in 10 states and ships to 46, with case volume and revenue nearly doubling year-over-year. A multi-year partnership with a nationwide broker was secured in Q4 2024, facilitating planned expansion into 30+ states by the end of 2026. Distribution deals with five new states are planned to begin in Q2 2025, with additional agreements anticipated.

Future Roadmap

Filmland Spirits aims to expand its presence to the majority of U.S. states and international markets, focusing on strategic distribution growth and increased revenue. The company plans to continue releasing limited-edition products, with new launches scheduled for spring and fall 2025. By leveraging its nationwide brokerage partnership and exploring international opportunities, we believe Filmland Spirits is poised for significant market penetration. Continued investment in immersive storytelling, marketing, and product innovation will drive brand awareness and customer loyalty, solidifying its position in the craft whiskey industry.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

The Team

Officers and Directors

Name: Troy Bolotnick

Troy Bolotnick's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Founder, Chief Executive Officer, President, Secretary and Chairman of the Board
  Dates of Service: September, 2020 - Present
  Responsibilities: Troy is involved in every aspect of the company; Creative, administrative, sales, marketing, fund-raising, product development, operations and leads the award-winning Filmland blending team. Troy is the face of the brand, the head creative.

Name: Stephen Canepa

Stephen Canepa's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Financial Officer, Board Member, Treasurer, Lead Investor
  Dates of Service: April, 2021 - Present
  Responsibilities: Stephen prepares financial statements, company valuation, and strategic decisions and is a member of the award-winning Filmland blending team.

Name: Kristin Killpack

Kristin Killpack's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Vice President Sales
  Dates of Service: May, 2021 - Present
  Responsibilities: Kristin manages the Sales Division, Co-Founder, Investor.

Other business experience in the past three years:

- Employer: OM Services
  Title: Owner, Consultant
  Dates of Service: May, 2016 - Present
  Responsibilities: Kristin is the owner and consultant for OM Services.

Name: Daniel Clarke

Daniel Clarke's current primary role is with Tea At Four, LLC. Daniel Clarke currently services 10 to 20 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Vice President Marketing
  Dates of Service: July, 2021 - Present
  Responsibilities: Daniel oversees Marketing Strategy and Plans.

Other business experience in the past three years:

- Employer: Tea At Four, LLC
  Title: Founder and Lead Consultant
  Dates of Service: November, 2021 - Present
  Responsibilities: Daniel is a freelance strategy consultant mainly for CPG companies.

Other business experience in the past three years:

- Employer: Kinetic Consulting
  Title: Consultant
  Dates of Service: April, 2023 - Present
  Responsibilities: Daniel is a consultant in Marketing and Commercial Practice.

Other business experience in the past three years:

- Employer: Stranger and Stranger
  Title: Freelance Strategy Director
  Dates of Service: January, 2022 - Present
  Responsibilities: Daniel advises clients on brand strategy prior to creative process.

Name: Charlie Flint

Charlie Flint's current primary role is with GSG North America. Charlie Flint currently services 20 to 40 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Vice President Production
  Dates of Service: September, 2020 - Present
  Responsibilities: Charles leads operations, including procurement and production. Additionally, Charles contributes to the creative development of products, including story/character development, content/copy creation, and is a member of the award-winning Filmland blending team.

Other business experience in the past three years:

- Employer: GSG North America
  Title: Account Director
  Dates of Service: May, 2019 - Present

Responsibilities: Charles manages strategic customer relationships for a portfolio of 75+ retail and travel vertical brands on Coupons.com and partnering with CNN and Business Insider to drive revenue growth through consumer engagement and sales across the affiliate channel.

Name: Robert Morton

Robert Morton's current primary role is with Whiskey Capital. Robert Morton currently services 1 to 2 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Board Member
  Dates of Service: June, 2023 - Present
  Responsibilities: Chuck assists in equity fund raising, is an investor and provides strategic guidance to the Chief Executive Officer. Chuck also acts as a barrel broker, sourcing bulk whiskey and providing exclusive access and discounted rates to the company creating a competitive advantage and increasing margin.

Other business experience in the past three years:

- Employer: Whiskey Capital
  Title: President
  Dates of Service: November, 2015 - Present
  Responsibilities: Chuck serves as President.

Other business experience in the past three years:

- Employer: Bourbon Structures
  Title: Co-Founder
  Dates of Service: December, 2017 - February, 2023
  Responsibilities: Chuck co-founded Bourbon Structures.

Other business experience in the past three years:

- Employer: EngagedPro / Singlepoint, A Blue Wave Company
  Title: Partner
  Dates of Service: June, 2013 - December, 2022
  Responsibilities: Chuck is a Partner at EngagedPro / Singlepoint, focusing on assisting Global based IT telecommunications and marketing based service organizations within the healthcare, CPG and various spaces.

Name: Steven Stary

Steven Stary's current primary role is with Daisy Co.. Steven Stary currently services 1-2 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Board Member
  Dates of Service: January, 2023 - Present
  Responsibilities: As a board member, Steven's role is to represent the interests of the Company by promoting the capital campaign to his network.

Other business experience in the past three years:

- Employer: Daisy Co.
  Title: Vice President Sales and Solutions
  Dates of Service: January, 2024 - Present
  Responsibilities: Steven drives organic growth in the national network of local branch offices through the development of sales enablement technology, product and solution sets that meet market demands, and by providing sales leadership and training.

Other business experience in the past three years:

- Employer: Brilliant AV
  Title: Vice President Sales and Marketing
  Dates of Service: May, 2014 - December, 2023
  Responsibilities: Steven leads all of the sales and marketing efforts including a team of sales professionals and sales engineers. As co-founder Steven also developed the go-to market strategy and the product delivery processes.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure

generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Reliance on a single service or product
All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure.

Supply Chain and Logistics Risks
The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation.

Quality and Safety of our Product and Service
The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

Minority Holder; Securities with Voting Rights
The Series A-4 Preferred Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment
Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg.Dor Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

We face significant market competition
We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities
Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

Intense Market Competition
The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success.

Vulnerability to Economic Conditions
Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully

prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business
Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

Economic and market conditions
The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events
The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity
The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

Company Alcohol Beverage Licenses Notice
Company holds state and federal alcohol beverage licenses in the supplier tier. These alcohol beverage licenses restrict persons who hold direct or indirect interests in certain other alcohol beverage licenses, including but not limited to wholesale, retail, and certain distilled spirits businesses, from participating in this offering. A conflicting interest may be caused by your employment, a board position, or another investment held by you or your spouse. Prior to participating in this offering, any potentially conflicting interests shall be disclosed to the Company for vetting.

Risks Related to Changes in Alcohol Regulations
The alcohol beverage industry and the state and federal laws and regulations that govern it are always changing. The Company’s operations may be impacted by changes to laws and regulations, or changes to interpretations to how existing laws and regulations govern the Company and its business in any given jurisdiction. Any such changes could impact the Company’s ability to sell in certain markets and could negatively impact your investment.

Company Alcohol Beverage Licenses
Company holds certain state and federal alcohol beverage licenses in the supplier tier. Company is obligated to notify state and federal regulatory agencies regarding certain changes to the ownership of the Company, which may be triggered by your investment, or by others’ investments in the Company. The Company may be required to disclose certain details to state and federal regulatory agencies about your investment, including personal information about you, including but not limited to your name, date of birth, social security number, address, employment, fingerprints, or other identifying information.

While the Company will take measures to limit all personal disclosures that are not necessary, including engaging legal or compliance counsel as necessary to engage with regulators about such requests, you may need to provide personal information by virtue of your investment.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company’s holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

<table>
<tr><th>Stockholder Name</th><th>Number of Securities Owned</th><th>Type of Security Owned</th><th>Percentage</th></tr>
<tr><td>Troy Bolotnick Living Trust (100% owned by Troy Bolotnick)</td><td>2,259,375</td><td>Common Stock</td><td rowspan="3">38.264%</td></tr>
<tr><td>Troy Bolotnick Living Trust (100% owned by Troy Bolotnick)</td><td>24,066</td><td>Series A-1 Preferred Stock</td></tr>
<tr><td>Troy Bolotnick Living Trust (100% owned by Troy Bolotnick)</td><td>43,319</td><td>Series A-2 Preferred Stock</td></tr>
</table>

The Company's Securities

The Company has authorized Common Stock, Series A Preferred Stock, Series A-1 Preferred Stock, Series A-2 Preferred Stock, Series A-3 Preferred Stock, and Series A-4 Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 365,384 of Series A-4 Preferred Stock.

Common Stock

The amount of security authorized is 8,000,000 with a total of 4,800,000 outstanding.

Voting Rights

One vote per share.

Material Rights

359,289 shares reserved for stock options and 320,000 shares of issued stock options are included in the amount outstanding.

Series A Preferred Stock

The amount of security authorized is 1,150,000 with a total of 444,300 outstanding.

Voting Rights

There are no voting rights associated with Series A Preferred Stock.

Material Rights

The following rights, powers and privileges, and restrictions, qualifications and limitations, shall apply to all series of Preferred Stock unless specific series are noted. Please refer to Exhibit F for complete information.

Liquidation Preference

Preferred Stock holders have certain liquidation preferences. These preferences for each series of Preferred are determined based on the "Original Issue Price" as defined in the company's articles of incorporation. Please refer to Exhibit F for complete information.

Mandatory Conversion

Shares of Preferred Stock must convert to Common Stock under certain scenarios. Please refer to Exhibit F for complete information.

Series A-1 Preferred Stock

The amount of security authorized is 168,463 with a total of 168,462 outstanding.

Voting Rights

There are no voting rights associated with Series A-1 Preferred Stock.

Material Rights

Please refer to the material terms of the Series A Preferred Stock for relevant information.

Series A-2 Preferred Stock

The amount of security authorized is 498,168 with a total of 498,164 outstanding.

Voting Rights

There are no voting rights associated with Series A-2 Preferred Stock.

Material Rights

Please refer to the material terms of the Series A Preferred Stock for relevant information.

Series A-3 Preferred Stock

The amount of security authorized is 169,878 with a total of 169,878 outstanding.

Voting Rights

There are no voting rights associated with Series A-3 Preferred Stock.

Material Rights

Please refer to the material terms of the Series A Preferred Stock for relevant information.

Series A-4 Preferred Stock

The amount of security authorized is 591,716 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Series A-4 Preferred Stock.

Material Rights

Please refer to the material terms of the Series A Preferred Stock for relevant information.

Investors in this offering will be required to join an Investors Rights Agreement. Please review the attached agreement in Exhibit F.

PLEASE BE AWARE, the Company holds state and federal alcohol beverage licenses in the supplier tier. These alcohol beverage licenses restrict persons who hold direct or indirect interests in certain other alcohol beverage licenses, including but not limited to wholesale, retail, and certain distilled spirits businesses, from participating in this offering. A conflicting interest may be caused by your employment, a board position, or another investment held by you or your spouse. Prior to participating in this offering, any potentially conflicting interests shall be disclosed to the Company for vetting.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

What it means to be a minority holder

As a minority holder of Series A-4 Preferred Stock of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the

Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Type of security sold: SAFE
  Final amount sold: $2,000,000.00
  Use of proceeds: Sales, Marketing, Operations, Inventory, Raw Materials
  Date: September 01, 2023
  Offering exemption relied upon: 506(b)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled “Risk Factors” and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Year Ended December 31, 2023, Compared to Year Ended December 31, 2024

Revenue

Revenue for the fiscal year ended December 31, 2023, was $293,259, compared to $560,837 for the fiscal year ended December 31, 2024.

The increase in revenue is primarily attributable to an expanded distribution footprint across additional states, as well as heightened brand recognition and consumer demand. These strategic growth drivers contributed to an overall increase in sales volume.

Cost of Goods Sold

Cost of goods sold for the fiscal year ended December 31, 2023, amounted to $164,762, compared to $255,405 for the fiscal year ended December 31, 2024.

While COGS increased on an absolute dollar basis, corresponding with the rise in revenue, it declined as a percentage of revenue. This improvement in cost efficiency is largely due to enhancements in supply chain management, including bulk purchasing strategies that reduced per-unit costs and a strategic shift in suppliers for dry goods, yielding more favorable pricing terms.

Gross Margins

Gross margins improved from 48.54% in fiscal year 2023 to 54.68% in fiscal year 2024.

This increase in gross margin percentage is primarily due to the reduction in cost of goods sold, driven by supply chain efficiencies and cost optimization strategies.

Total Expenses

Total expenses for the fiscal year ended December 31, 2023, were $485,134, compared to $1,056,869 for the fiscal year ended December 31, 2024.

The increase in total expenses was predominantly due to higher investments in marketing and sales initiatives aimed at supporting revenue growth and expanding market reach. These expenditures were strategic in nature, aligned with the overall business objective of increasing brand awareness and customer acquisition.

Historical results and cash flows:

The Company is currently in the growth stage and revenue generating. We are of the opinion the historical cash flows will be indicative of the revenue and cash flows expected for the future because we plan to expand to more states and increase our marketing efforts. Past cash was primarily generated through sales, equity investments. Our goal is to distribution footprint, and revenue.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of February 2025, the Company has capital resources available in the form of $255,000 in accounts receivable and $800,000 in cash on hand.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are not critical to our company operations. We have other funds and capital resources available in addition to the funds from this Regulation Crowdfunding campaign.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are not necessary to the viability of the Company. Of the total funds that our Company has, 50% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum funding goal of $124,000, we anticipate the Company will be able to operate for at least 12 months including current operating capital and revenue. This is based on a current monthly burn rate of $50k - $60k for expenses related to sales, marketing, operating.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum funding goal, we anticipate the Company will be able to operate for 2 years. This is based on a projected monthly burn rate of $65k - $75k for expenses related to sales, increased marketing efforts, and operating expenses.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated additional future sources of capital including an additional Regulation Crowdfunding round.

Indebtedness

- Creditor: Chef Gina
  Amount Owed: $25,000.00
  Interest Rate: 7.0%
  Maturity Date: May 31, 2030

- Creditor: Stephen Canepa
  Amount Owed: $150,000.00
  Interest Rate: 7.0%
  Maturity Date: December 31, 2030

Related Party Transactions

- Name of Person: Chef Gina
  Relationship to Company: Shareholder
  Nature / amount of interest in the transaction: Chef Gina is Shareholder/Spouse of Shareholder/Board Member.
  Material Terms: On June 1, 2023, the Company borrowed money from Chef Gina Stary's Defined Contribution Plan (Shareholder/Spouse of Shareholder/Board Member) in the total amount of $25,000. The loan bears an annual interest rate of 7% and the maturity date is set for May 31, 2030. As of December 31, 2024, and December 31, 2023, the outstanding balances of this loan were $25,000 and $25,000, respectively.

- Name of Person: Stephen Canepa
  Relationship to Company: Chief Financial Officer, Treasurer, Board Member
  Nature / amount of interest in the transaction: Stephen Canepa is Chief Financial Officer, Treasurer, Board Member of the Company.
  Material Terms: On January 1, 2022, the Company borrowed money from its shareholder, Stephen Canapa, in the total amount of $150,000. The loan bears an annual interest rate of 7% and the maturity date is set for December 31, 2030. As of December 31, 2024, and December 31, 2023, the outstanding balances of this loan were $150,000 and $150,000, respectively.

Valuation

Pre-Money Valuation: $20,553,117.52

Valuation Details:

This pre-money valuation was calculated internally by the Company without the use of any formal third-party evaluation. The pre-money valuation does not take into account any convertible securities currently outstanding and has been calculated on a fully diluted basis. In making this calculation the Company has assumed that all preferred is converted to common stock, that all outstanding options are exercised and that all shares reserved for issuance under a stock plan are issued.

Use of Proceeds

If we raise the Target Offering Amount of $123,998.68 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  7.5%

- StartEngine Service Fees
  16.0%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

- Sales
  33.5%
  We plan to use funds towards outsourcing our sales team, sales expenses including travel, meals, etc., samples, and compensation.

- Marketing
  33.5%
  We plan to use funds towards marketing the Regulation CF fundraise, and marketing-related compensation.

- Ops & Admin

9.5%
We plan to use funds towards product development, compensation, professional services.

If we raise the over allotment amount of $1,234,997.92, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  7.5%

- Sales
  34.5%
  We plan to use funds towards outsourcing our sales team, sales expenses including travel, meals, etc., samples, and compensation.

- Marketing
  34.5%
  We plan to use funds towards marketing the Regulation CF fundraise, and marketing-related compensation.

- Ops & Admin
  13.5%
  We plan to use funds towards product development, compensation, professional services.

- Barrels
  10.0%
  We plan to purchase barrels of aged whiskey.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.filmlandspirits.com/ (https://www.filmlandspirits.com/formcar).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/filmlandspirits

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW OR AUDIT (AS APPLICABLE) FOR Filmland Spirits, Inc.

[See attached]

FILMLAND SPIRITS, INC.

REVIEWED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2024 AND 2023
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

SET APART AC

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Board of Directors of
Filmland Spirits, Inc.
West Hills, California

We have reviewed the accompanying financial statements of Filmland Spirits, Inc. (the "Company"), which comprises the balance sheets as of December 31, 2024, and December 31, 2023, and the related statements of operations, statements of stockholders' equity, and cash flows for the year ending December 31, 2024, and December 31, 2023, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 13, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart Accountancy Corp.

February 14, 2025
Los Angeles, California

FILMLAND SPIRITS, INC.
BALANCE SHEETS
(UNAUDITED)

As of December 31,		2024		2023
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & Cash Equivalents	$	967,927	$	1,634,817
Accounts Receivable, net		28,834		4,974
Inventory		1,070,839		582,193
Prepaids and Other Current Assets		75,086		-
Total Current Assets		**2,142,685**		**2,221,983.95**
Property and Equipment, net		20,917		26,517
Intangible Assets		11,559		11,099
Total Assets	**$**	**2,175,160**	**$**	**2,259,599**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Accounts Payable	$	87,775	$	12,295
Credit Cards		25,139		30,468
Current Portion of Related Party Loans		20,238		-
Other Current Liabilities		1,537		53,067
Total Current Liabilities		**134,689**		**95,830**
Related Party Loans		154,762		175,000
Simple Agreement for Future Equity		-		-
Total Liabilities		**289,451**		**270,830**
STOCKHOLDERS' EQUITY				
Common Stock		412		407
Series A Preferred Stock		44		44
Series A-1 Preferred Stock		17		17
Series A-2 Preferred Stock		50		50
Series A-3 Preferred Stock		17		17
Subscription Receivable		(100,000)		(600,325)
Additional Paid in Capital		3,609,535		3,499,872
Accumulated Deficit		(1,624,367)		(911,314)
Total Stockholders' Equity		**1,885,709**		**1,988,769**
Total Liabilities and Stockholders' Equity	**$**	**2,175,160**	**$**	**2,259,599**

See accompanying notes to financial statements.

For the Year Ended December 31,	2024	2023
(USD $ in Dollars)		
Net Revenue	$ 560,837	$ 293,259
Cost of Goods Sold	255,405	164,762
Gross Profit	**305,432**	**128,497**
Operating Expenses		
General and Administrative	724,278	358,391
Research and Development	6,309	9,873
Selling and Marketing	326,282	116,869
Total Operating Expenses	**1,056,869**	**485,134**
Net Operating Loss	**(751,437)**	**(356,636)**
Interest Expense	12,250	11,364
Other Loss/(Income)	(50,634)	(124)
Loss Before Provision for Income Taxes	**(713,053)**	**(367,877)**
Provision/(Benefit) for Income Taxes	-	-
Net Loss	**$ (713,053)**	**$ (367,877)**

See accompanying notes to financial statements.

Filmland Spirits, Inc.
Statements of Changes in Stockholders' Equity
(Unaudited)

(in , $US)	Common Stock		Series A Preferred Stock		Series A-1 Preferred Stock		Series A-2 Preferred Stock		Series A-3 Preferred Stock		Subscription Receivable	Additional Paid In Capital	Accumulated Deficit	Total Stockholders' Equity
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount				
Balance—December 31, 2022	**4,287,500**	**$ 43**	**-**	**$ -**	**-**	**$ -**	**-**	**$ -**	**-**	**$ -**	**$ -**	**$ 37**	**$ (543,437)**	**$ (543,358)**
Issuance of Common Stock	762,500	8	-	-	-	-	-	-	-	-	-	-	-	8
Cancelled Stock	(1,000,000)	(10)	-	-	-	-	-	-	-	-	-	-	-	(10)
par value per share increased from 0.00001 to 0.0001 as of 12/5/2023	-	365	-	-	-	-	-	-	-	-	(325)	(37)	-	3
Issuance of Common Stock	20,800	2	-	-	-	-	-	-	-	-	-	-	-	2
Issuance of Preferred Stock	-	-	444,300	44	-	-	-	-	-	-	-	1,499,956	-	1,500,000
Issuance of Preferred Stock, conversion of SAFE	-	-	-	-	168,462	17	498,164	50	169,878	17	(600,000)	1,999,916	-	1,400,000
Net Loss	-	-	-	-									(367,877)	(367,877)
Balance—December 31, 2023	**4,070,800**	**$ 407**	**444,300**	**$ 44**	**168,462**	**$ 17**	**498,164**	**$ 50**	**169,878**	**$ 17**	**$ (600,325)**	**$ 3,499,872**	**$ (911,314)**	**$ 1,988,769**
Issuance of Stock	44,301	4	-	-	-	-	-	-	-	-		22,483	-	22,488
Cancelled Stock	(18,750)	(2)	-	-	-	-	-	-	-	-		-	-	(2)
Issuance of Restricted Stock (fully vested)	24,360	2										12,180		12,182
Capital Contribution	-	-	-	-	-	-	-	-	-	-	500,325	-	-	500,325
Share-Based Compensation	-	-	-	-	-	-	-	-	-	-		75,000	-	75,000
Net Loss	-	-	-	-	-	-	-	-	-	-		-	(713,053)	(713,053)
Balance—December 31, 2024	**4,120,711**	**$ 412**	**444,300**	**$ 44**	**168,462**	**$ 17**	**498,164**	**$ 50**	**169,878**	**$ 17**	**$ (100,000)**	**$ 3,609,535**	**$ (1,624,367)**	**$ 1,885,709**

See accompanying notes to financial statements.

FILMLAND SPIRITS, INC.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For the Year Ended December 31,	2024	2023
(USD $ in Dollars)		
CASH FLOW FROM OPERATING ACTIVITIES		
Net Loss	$ (713,053)	$ (367,877)
Adjustments to Reconcile Net Loss to Net Cash Used in Operating Activities		
Depreciation of Property	8,776	8,600
Amortization of Intangibles Assets	1,040	-
Share-Based Compensation	87,182	-
Changes in Operating Assets and Liabilities:		
Accounts Receivable, net	(23,860)	(4,974)
Inventory	(488,646)	24,492
Prepaids and Other Current Assets	(75,086)	4,435
Accounts Payable	75,480	9,374
Credit Cards	(5,329)	27,320
Other Current Liabilities	(51,530)	53,067
Net Cash Used In Operating Activities	**(1,185,024)**	**(245,562)**
CASH FLOW FROM INVESTING ACTIVITIES		
Purchases of Property and Equipment	(3,177)	0
Purchases of Intangible Assets	(1,500)	(6,109)
Net Cash Used in Investing Activities	**(4,677)**	**(6,108)**
CASH FLOW FROM FINANCING ACTIVITIES		
Proceeds from Issuance of Stock	22,486	1,500,003
Subscription Receivable	500,325	(600,000)
Borrowing on Shareholder Loans	-	25,000
Proceeds from Issuance of Simple Agreement for Future Equity	-	650,000
Net Cash Provided by Financing Activities	**522,811**	**1,575,003**
Change in Cash & Cash Equivalents	**(666,890)**	**1,323,333**
Cash & Cash Equivalents —Beginning of The Year	1,634,817	311,484
Cash & Cash Equivalents—End of The Year	**$ 967,927**	**$ 1,634,817**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash Paid During the Year for Interest	$ 12,250	$ 11,364
OTHER NON CASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES		
Issuance of Equity in Return for Note	-	$ 2,000,000

See accompanying notes to financial statement

1. NATURE OF OPERATION

Filmland Spirits, Inc. was incorporated on March 16, 2021, in the State of Delaware. The financial statements of Filmland Spirits, Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in West Hills, California.

Filmland Spirits, Inc. was born from an enthusiasm for whiskey, a passion for movies, and a dedication to storytelling. The Filmland Spirits, Inc. team believes that every whiskey has a story, and every story deserves a whiskey. The result is a wildly creative pairing of an original retro B-Movie concept – complete with monsters, robots, and over-the-top plots – with a delicious and unique whiskey – each of which has already won a Gold or Double Gold Medal. Even the bottles tell part of the story as they are custom-designed to reflect the art deco style of mid-twentieth century cinemas and feature movie posters as labels. Filmland's ultra-premium liquids are crafted from some of the finest whiskeys selected from across the country and then brought to Kentucky where they are aged, blended, finished, and bottled by the award-winning Filmland Spirits team.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP" and "US GAAP").

Basis of Presentation
The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with US GAAP and the Company has adopted the calendar year as its basis of reporting.

Use of Estimates
The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash & Cash Equivalents
Cash and cash equivalents include all cash in banks, cash on hand, and all highly liquid investments with original maturities of three months or less at the time of purchase. The Company uses a sweep account with City National to keep its cash & cash equivalents under the FDIC insured limits and as of December 31, 2024, and 2023, the Company's cash & cash equivalents did not exceed FDIC insured limits.

Concentration of Credit Risk
The Company is subject to concentrations of credit risks primarily from cash, cash equivalents, and accounts receivable. At various times during the years, the Company may have bank deposits in excess of Federal Deposit Insurance Corporation insurance limits. Management believes any credit risk is low due to the overall financial strength of the financial institutions. Accounts receivable consist of uncollateralized receivables from customers/clients primarily located throughout the United States of America.

Accounts Receivable
Accounts receivable are carried net of allowance for expected credit losses. The allowance for expected credit losses is increased by provision charged to expense and reduced by accounts charged off, net of recoveries. The allowance is maintained at a level considered adequate to provide for potential account losses based on management's evaluation of the anticipated impact on the balance of current economic conditions, changes in character and size of the balance, past and expected future loss experience and other pertinent factors.

In June 2016, the FASB issued ASU No. 2016-13, "Financial Instrument – Credit Losses.". This ASU, and the related ASUs issued subsequently by the FASB introduce a new model for recognizing credit loss on financial assets not accounted for at fair values through net income, including loans, debt securities, trade receivables, net investment in leases and available-for-sale debt securities. The new ASU broadens the information that an entity must consider in developing estimates of expected credit losses and requires an entity to estimate credit losses over the life of an exposure based on historical information, current information, and reasonable supportable forecasts.

The Company adopted this ASU on January 1, 2023, using the modified retrospective approach. The adoption of this ASU did not have a material impact on financial statements as the Company's customers are direct consumers and pay at the time of purchase. As of December 31, 2024, and 2023, the Company determined an allowance for expected credit loss of $0 and $0, respectively.

Inventories
Inventories are valued at the lower of cost and net realizable value. Inventories include costs for ingredients and finished goods which are determined using an average method.

Property and Equipment
Property and equipment are stated at cost. Expenditures for additions, major renewals and betterments are capitalized, and expenditures for maintenance and repairs are charged against income as incurred. When property and equipment are retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in statements of operations.

Depreciation and amortization of property and equipment are computed using the straight-line method over the estimated useful lives of the respective assets. Leasehold improvements are amortized on a straight-line basis over either the useful life of the improvement or the remainder of the related lease term, whichever is shorter.

Estimated useful lives for property and equipment are as follows:

Category	Useful Life
Bottle Mold	5 years
Office Equipment (Computer)	3 years

Intangibles
Intangible assets with finite lives, such as software, are amortized on a straight-line basis over their estimated useful lives.
Other intangibles include trademarks and software.

Impairment of Long-Lived Assets
Long-lived assets, including property and equipment and intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. An impairment loss is recorded in the period in which it is determined that the carrying amount is not recoverable. The determination of recoverability is made based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. The measurement of the impairment for long-lived assets is based on the asset's estimated fair value. No such impairment was recorded for the year ended December 31, 2024 and 2023.

Revenue Recognition
The Company recognizes revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services. In determining when and how revenue is to be recognized from contracts with customers, the Company performs the following five-step analysis laid under Accounting Standard Codification ("ASC") 606, *Revenue from Contracts with Customers*: (1) identification of contract with customers, (2) determination of performance obligations, (3) measurement of the transaction price, (4) allocation of transaction price to the performance obligations, and (5) recognition of revenue when or as the company satisfies each performance obligation.

Revenue is recognized at the point in time when control of the goods is transferred to the customer, which typically occurs at the following times:

- In-store Sales: Revenue is recognized at point-in-time when a customer takes possession of the goods.
- Online Sales: Revenue is recognized at point-in-time when the goods are delivered to the customer.
- Wholesale Transactions: Revenue is recognized at point-in-time when the goods are shipped or delivered to the wholesale customer.

Cost of Sales
Cost of sales includes the cost of ingredients, packing materials, freight and delivery, and other variable and fixed overheads.

Research and Development Costs
Costs incurred in research and development of the Company's product are expensed as incurred.

Income Taxes

The Company is taxed as a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Stock-Based Compensation
The Company accounts for stock-based compensation to both employees and non-employees in accordance with ASC 718, Stock-Based Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Fair Value of Financial Instruments
The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

> ***Level 1*** — Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.
>
> ***Level 2*** — Observable prices that are based on inputs not quoted on active markets but corroborated by market data.
>
> ***Level 3*** — Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Advertising & Promotional Costs
Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2024, and December 31, 2023, amounted to $326,282 and $116,869, which is included in sales and marketing expenses.

Subsequent Events
The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through February 14, 2025, which is the date the financial statements were available to be issued.

3. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Prepaid and other current assets consist of the following:

As of December 31,	2024	2023
Prepaid Insurance	1,680	-
Prepaid Expenses	73,406	-
Total Prepaids and Other Current Assets	**$ 75,086**	**$ -**

Other current liabilities consist of the following:

As of December 31,	2024	2023
Sales Tax Payable	7	5
Payroll Liabilities	-	3,062
Accrued Bonus	-	50,000
Accrued Expenses	1,530	-
Total Other Current Liabilities	**$ 1,537**	**$ 53,067**

4. INVENTORY

Inventory consists of the following:

As of December 31,	2024	2023
Inventory - Bulk Spirits	748,132	427,655
Inventory - Finished Goods	195,492	84,390
Inventory - Marketing Merchandise	5,614	7,157
Inventory - Dry Goods	121,601	62,992
Total Inventory	**$ 1,070,839**	**$ 582,193**

5. PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

As of December 31,	2024	2023
Bottle Mold	$ 43,000	$ 43,000
Office Equipment (Computer)	3,177	-
Property and Equipment, at cost	**46,177**	**43,000**
Accumulated Depreciation	(25,260)	(16,483)
Property and Equipment, net	**$ 20,917**	**$ 26,517**

Depreciation expenses for the years ended December 31, 2024, and 2023 were $8,776 and $8,600, respectively.

6. INTANGIBLE ASSETS

Intangible assets consist of the following:

As of December 31,	2024	2023
Trademarks	$ 9,479	$ 7,979
Software	3,120	3,120
Intangible Assets, at cost	**12,599**	**11,099**
Accumulated Amortization	(1,040)	-
Intangible Assets, net	**$ 11,559**	**$ 11,099**

Amortization expenses for the years ended December 31, 2024, and 2023 were $1,040 and $0, respectively.

Estimated annual amortization expense subsequent to December 31, 2024 is as follows:

Period	Amortization Expense
2025	$ 1,040
2026	1,040
2027	1,040
2028	1,040
Thereafter	7,399
Total	**$ 11,559**

7. DEBT

Related Party Loans

During the years presented, the Company borrowed money from the shareholders. The details of the loans from the owners are as follows:

					As of December 2024			As of December 2023		
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Current Portion	Non-Current Portion	Total Indebtedness	Current Portion	Non-Current Portion	Total Indebtedness
Chef Gina	$ 25,000	7.00%	01/06/2023	31/05/2030	$ 3,571	$ 21,429	$ 25,000	$ -	$ 25,000	$ 25,000
Stephen Canepa	150,000	7.00%	01/01/2022	31/12/2030	16,667	133,333	150,000		150,000	150,000
Total					**$ 20,238**	**$ 154,762**	**$ 175,000**	**$ -**	**$ 175,000**	**$ 175,000**

8. SHARE-BASED COMPENSATION

During 2022, the Company authorized the Stock Option Plan (which may be referred to as the "Plan"). The Company reserved 750,000 shares of its Common Stock pursuant to the Plan, which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally has a term of four years. The amounts granted each calendar year to an employee or non-employee are limited depending on the type of award.

Stock Options

The Company granted stock options to its employees and executives at various times. The stock options were valued using the Black-Scholes pricing model with a range of inputs indicated below:

Expected life (years)	10.00
Risk-free interest rate	3.95%
Expected volatility	75%
Annual dividend yield	0%

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options.

The expected term of employee stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's Common Stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company's Common Stock has enough market history to use historical volatility.

The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its Common Stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of Common Stock based on recent sales to third parties. Forfeitures are recognized as incurred.

A summary of the Company's stock options activity and related information is as follows:

	Number of Awards	Weighted Average Exercise	Weighted Average Contract Term
Outstanding at December 31, 2022	-	$ -	-
Granted	-		
Exercised	-		
Expired/Cancelled	-		-
Outstanding at December 31, 2023	-	$ -	-
Exercisable Options at December 31, 2023	-	$ -	-
Granted	320,000	-	
Exercised	-	-	
Expired/Cancelled	-	-	
Outstanding at December 31, 2024	**320,000**	**$ 0.50**	**9.16**
Exercisable Options at December 31, 2024	**163,750**	**$ 0.50**	**9.16**

The Company recognizes compensation expense for stock-based compensation awards using the straight-line basis over the applicable service period of the award. The service period is generally the vesting period.

During the year ended December 31, 2024 and 2023, the Company recognized stock-based compensation expenses of $75,000 and $0, respectively.

Restricted Stock

A summary of the Company's restricted stock activity and related information is as follows:

	Number of Awards	Weighted Average Fair Value	Weighted Average Contract Term
Outstanding at December 31, 2022	-	$ -	-
Granted	-		
Vested	-		
Forfeited	-		-
Outstanding at December 31, 2023	-	$ -	-
Granted	24,360	0.50	
Vested	24,360	-	
Forfeited	-	-	
Outstanding at December 31, 2024	-	$ -	-

The fair value of the restricted stock awards were estimated at the date of the grant. The grant date fair value is the stock price on the date of grant. The total fair value of the restricted stock awards vested during 2024 was $12,180.

9. EQUITY AND CAPITALIZATION

Common Stock

The Company is authorized to issue 8,000,000 shares of common stock with a par value of $0.0001. As of December 31, 2024, and 2023, 4,120,711 shares and 4,070,800 shares of common stock, respectively, have been issued and were outstanding.

Preferred Stock

The Company is authorized to issue 2,000,000 shares of preferred stock with a par value of $0.0001, of which 1,150,000 are designated as Series A Preferred Stock, 168,463 are designated as Series A-1 Preferred Stock, 498,168 are designated as Series A-2 Preferred Stock, and 169,878 are designated as Series A-3 Preferred Stock.

As of December 31, 2024, and 2023, 444,300 shares and 444,300 shares of Series A Preferred Stock, respectively, have been issued and outstanding.

As of December 31, 2024, and 2023, 168,462 shares and 168,462 shares of Series A-1 Preferred Stock, respectively, have been issued and outstanding.

As of December 31, 2024, and 2023, 498,164 shares and 498,164 shares of Series A-2 Preferred Stock, respectively, have been issued and outstanding.

As of December 31, 2024, and 2023, 169,878 shares and 169,878 shares of Series A-3 Preferred Stock, respectively, have been issued and outstanding.

Voting Rights: Holders of Common Stock are entitled to one vote per share on all matters requiring stockholder approval, whereas Preferred Stockholders may have enhanced or restricted voting rights, as defined by the Company's Board.

Dividend Rights: Preferred Stockholders generally have a priority claim on dividends, if declared, and may receive them at a specified rate before any dividends are distributed to Common Stockholders. Common Stockholders are entitled to dividends only after satisfying Preferred Stock obligations.

Liquidity Rights: In the event of a liquidation, dissolution, or sale of the Company, Preferred Stockholders typically have liquidation preference, meaning they are paid out before Common Stockholders. Common Stockholders receive any remaining proceeds after satisfying all debt and Preferred Stock claims.

10. INCOME TAXES

The provision for income taxes for the year ended December 31, 2024 and December 31, 2023 consists of the following:

For the Year Ended December 31,	2024	2023
Net Operating Loss	$ (212,775)	$ (100,276)
Valuation Allowance	212,775	100,276
Net Provision For Income Tax	**$ -**	**$ -**

Significant components of the Company's deferred tax assets and liabilities on December 31, 2024, and December 31, 2023 are as follows:

As of December 31,	2024	2023
Net Operating Loss	$ (428,596)	$ (215,821)
Valuation Allowance	428,596	215,821
Total Deferred Tax Asset	**$ -**	**$ -**

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, a full valuation allowance has been set against its net deferred tax assets as of December 31, 2024 and December 31, 2023. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carry-forward period are reduced or increased.

For the fiscal year ending December 31, 2024, the Company had a federal cumulative net operating loss ("NOL") carryforwards of $1,436,315. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2024, and December 31, 2023, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2024, and December 31, 2023, the Company had no accrued interest and penalties related to uncertain tax positions.

11. CONTINGENCIES AND COMMITMENTS

Contingencies

The Company's operations are subject to a variety of local, state, and federal regulations. Failure to comply with these requirements may result in fines, penalties, restrictions on operations, or losses of permits, which will have an adverse impact on the Company's operations and might result in an outflow of economic resources.

Litigation and Claims

From time to time, the Company may be involved in or exposed to litigation arising from operations in the normal course of business. As of December 31, 2024, and December 31, 2023, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

12. RELATED PARTY TRANSACTIONS

On January 1, 2022, the Company borrowed money from its shareholder, Stephen Canapa, in the total amount of $150,000. The loan bears an annual interest rate of 7% and the maturity date is set for December 31, 2030. As of December 31, 2024, and December 31, 2023, the outstanding balances of this loan were $150,000 and $150,000, respectively.

On June 1, 2023, the Company borrowed money from Chef Gina Stary's Defined Contribution Plan (Shareholder/Spouse of Shareholder/Board Member) in the total amount of $25,000. The loan bears an annual interest rate of 7% and the maturity date is set for May 31, 2030. As of December 31, 2024, and December 31, 2023, the outstanding balances of this loan were $25,000 and $25,000, respectively.

The Company purchased barrels of bourbon valued at $251,000 from a Shareholder and Board Member.

13. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $751,437, an operating cash flow loss of $1,185,024 and liquid assets in cash of $967,927, which is less than a year's worth of cash reserves as of December 31, 2024. These factors normally raise substantial doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

GET A PIECE OF FILMLAND SPIRITS

A Blockbuster in Every Bottle

Filmland Spirits pairs award-winning whiskey with immersive storytelling, blending pop culture nostalgia with ultra-premium spirits. Our products – currently available in retail locations across 15 states and shipping to 46 states – bring people together through captivating stories and great tasting spirits.

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Get Equity

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.


FILMLAND
• SPIRITS •
PRESENTS
AWARD-WINNING
BOURBONS & RYES
A BLOCKBUSTER
IN EVERY BOTTLE

OVERVIEW | ABOUT | TERMS | DISCUSSION | INVESTING FAQS

Get Equity
$3.38 Per Share

MIN INVEST
$250.12

VALUATION
$20.55M

REASONS TO INVEST

- Combining award-winning bourbons and ryes with original, B-Movie scripts and characters that attract younger consumers.
- Sales grew over 90% in 2024 compared to 2023 and future growth plans include expanding into 30 + states by 2026.*
- Led by a team of industry veterans with decades of experience in spirits, sales, and entertainment, Filmland Spirits is uniquely positioned to engage both bourbon connoisseurs and movie enthusiasts.

*Past performance is not indicative of future results. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially.

TEAM



Troy Bolotnick • Founder • Chief Executive Officer • Chairman of the Board • President • Secretary

Troy is a seasoned senior executive and entrepreneur with over 30 years' experience shaking things up in entertainment, CPG, luxury goods and spirits. Dubbed a 'Disruptor' by Medium Magazine, Troy is a lifelong movie fanatic and writer who spent his early career in Los Angeles breaking ground in film, interactive television, and online entertainment. Inheriting his entrepreneurial drive from his father and fueled by an ability to see potential where others haven't, Troy founded and sold five companies thus far in his career.

For his current and greatest adventure, Troy set out to bring his unique vision to see out-of-the-box opportunities in existing markets to the liquor industry. He fell head over heels in love with everything bourbon during his many trips exploring and studying on The Kentucky Bourbon Trail. He combined this passion with his love for movies to revolutionize bourbon by creating Filmland Spirits. As the face of the brand, Troy is involved hands-on in every aspect of the company including creative, administrative, sales, marketing, fund-raising, product development and he leads the award-winning Filmland Spirits blending team.

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Kristin Killpack • Vice President Sales

Kristin Killpack is a successful beverage, wine & spirits professional with over 25 years of experience in distributor management, brand building and company leadership. Prior to her role as VP of Sales at Filmland Spirits Kristin has been a sales leader and strategist for many highly successful national brands including Jefferson's Bourbon, Goslings Rum and Clos du Val wines.

As VP of Sales for Filmland Spirits, Kristin is responsible for opening new markets and accounts and managing distributor, broker and brand ambassador relationships nationwide. Kristin's unique experience and relationships in the alcohol industry and her keen insight into the mindset of retailers and consumers, helps guide Filmland's expansion plans, product releases, key partnerships, and strategic vision.

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Daniel Clarke • Vice President Marketing

Daniel Clarke has 20+ years' experience as a CPG marketing executive with deep expertise in US spirits including eight plus years at Pernod Ricard USA, consulting experience with global & local spirit brands and as a freelance Strategist for leading liquor industry packaging agency Stranger and Stranger.

As the VP of Marketing for Filmland Spirits, Daniel is deeply involved in all branding and product development. He brings his strategic wizardry to every trade and consumer facing aspect of the company. An organizational tour de force, Daniel is able to identify and prioritize the essential components of all of Filmland's marketing strategies and tactics and develop key third-party partnerships to help bring Filmland's vision to market.

Daniel spends 10 to 20 hours per week with Filmland Spirits.

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Charlie Flint • Vice President Production

Charlie Flint is a jack-of-all-trades with 30 + year's experience in logistics, operations, sales, digital marketing, product development and screenwriting. Charlie's diverse international career spans multiple industries including entertainment, online, automative, print and affiliate marketing and has had him working across the globe in countries such as England, Italy, Germany, China and more.

As VP of Production for Filmland Spirits, Charlie draws from his bag-of-tricks to lead operations including barrel selection and acquisition, planning and oversight and product and packaging development. Charlie also brings his keen consumer eye, sense of humor and creativity as co-writer of Filmland's product movie scripts and label copy. Perhaps Charlie's favorite role is bringing his many years of whiskey expertise and refined palate as a key member of Filmland's award-winning blending team.

Charlie spends 20-40 hours per week with Filmland Spirits.

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Stephen Canepa • Chief Financial Officer • Board Member • Treasurer • Lead Investor

Stephen Canepa is a senior financial executive and MBA who spent over 30 years working for multi-national Fortune 100 companies in the fields of oil and biotechnology. His experience includes preparing and filing public financial documents, internal management reports, forecasting, long-range planning, strategic prioritizations & partnerships, mergers & acquisitions and more.

As the CFO for Filmland Spirits, Stephen is able to merge his financial acumen with his appreciation for fine whiskey. His expertise in financial reporting, accounting, and his ability to spot trends has brought a rigor to the company's finances and strategic decision making. Moreover, as a lifelong whiskey connoisseur, Stephen graciously lends his seasoned palate to the Filmland Spirits award-winning blending team where he is instrumental in shaping the taste profiles of Filmland's whiskies.

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Robert Morton • Board Member

With over 30 years of experience in marketing communications, spirits, and financial solutions, Robert is a seasoned business leader and serial entrepreneur who is passionate about bourbon. As the President of Whiskey Advisors and Partner of Whiskey Capital, Robert oversees whiskey investments, barrels of bourbon whiskey, rye whiskey, scotch, and other precious liquid delights, touching all areas of the whiskey world. Robert has successfully sold multiple companies in his career.

Robert spends 1 to 2 hours a week on Filmland Spirits.

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Steven Stary • Board Member

Steve Stary is a business leader with 30+ years in sales, marketing, and growth strategy. After exiting his tech contracting firm, he earned a BA from SNHU. Now SVP of Sales & Solutions at a fast-growing tech franchise, he drives revenue and mentors future leaders.

Steve spends 1 to 2 hours a week on Filmland Spirits.

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THE PITCH

Filmland Spirits merges Hollywood storytelling with award-winning whiskey, crafting immersive, B-Movie scripts that transport fans into thrilling narratives while enjoying our products. All of our core whiskies have won Double Gold or Gold medals at the prestigious San Francisco World Spirits Competition. Led by industry veterans in spirits, sales, and film, we're currently available in retail locations across 15 states and ship to 46. With sales nearly doubling YoY in 2024 and a multi-year nationwide brokerage deal, the uniquely engaging experience of drinking Filmland Spirits is resonating with consumers, and is well-positioned for further expansion.


01
Award-winning, highly rated whiskey brand
02
Led by industry veterans in spirits, sales, and film
03
Expansion: now in 15 states and shipping to 46
04
Sales volume grew by 98% in 2024 compared to 2023, displaying strong demand
05
Secured a multi-year nationwide brokerage deal to scale faster

THE MARKET & OUR TRACTION


THE MARKET
$19.3B
U.S. whiskey market size
5%
annual growth of the U.S. ultra-premium whiskey market
130M+
U.S. consumers over the age of 21

The U.S. whiskey market was valued at $19.3 billion in 2024 and is projected to grow at a CAGR of 4.5% to reach US $28.7 billion by 2034. The ultra-premium whiskey category is outpacing the broader market with 5% annual growth. Our target audience—Millennials, Gen Z, and Gen X—represents over 130 million U.S. potential consumers over the age of 21 who actively seek high-quality, story-driven experiences in their purchases. Much of this audience is deeply engaged in whiskey culture, with growing online communities and social media conversations driving purchasing decisions.

Our Traction

We have successfully built a strong retail and e-commerce presence, with continuous expansion into new States, partnerships, and consumer channels. Key highlights of our success include:

- Retail Expansion – Our products are available in major retailers and specialty stores across 15 states (AL, WA, CA, NV, AZ, CO, KY, KS, FL, IL, NY, NJ, MI, GA, and PA), with plans to expand to more than 30 states by 2026.
- Strong Customer Loyalty and Community – A high reorder rate reflects growing brand affinity. Plus, our community includes nearly 18,000 whiskey enthusiasts who stay engaged through our social media channels and exclusive newsletter, growing at 10% monthly.
- Award-Winning Spirits – Honored with Gold and Double Gold Medals at top spirits competitions, and recognized with high ratings from American Whiskey and Whiskey Advocate magazines.
- Media & Industry Recognition – Featured in top publications and reviewed by experts, further solidifying our reputation in the whiskey and entertainment industries.



CORE AWARD-WINNING SPIRITS
MOONLIGHT MAYHEM!
A Saga of Werewolves & Bourbon
Small Batch Straight Bourbon Whiskey
MOONLIGHT MAYHEM! EXTENDED CUT
A Saga of Werewolves and Bourbon
Cask Strength Straight Bourbon Whiskey
RYES OF THE ROBOTS
Serve the Drinks, Save the World
Small-Batch Straight Rye Whiskey
RYES OF THE ROBOTS EXTENDED CUT
Serve the Drinks, Save the World
Cask Strength Straight Rye Whiskey
LIMITED RELEASES
SOLD OUT
TOWN AT THE END OF TOMORROW
The Future Wants Its Bourbon
Kentucky Straight Bourbon Aged 9 Years
93 POINTS
QUADRAFORCE
Behold the Blend of 4
A Blend of 4 Straight Bourbon Whiskies
• Louisville Edition featuring Kentucky Anna
• Los Angeles Edition featuring Cali Comet
• Nashville Edition featuring Tennessee Terra
• Limited Edition featuring Mr. Mysteron
LIMITED RELEASE

Our custom Art Deco bottles feature uniquely painted, original retro B-movie posters, each representing an original storyline created for that bottle. A synopsis of the movie and the characters is on each label with further content such as trailers, storyboards and script pages available via QR code. Whiskey aficionados and pop culture fans alike can pour a glass and be transported into an immersive experience steeped in the wild and fun world of a retro B-movie.



QUADRAFORCE
RYES OF THE ROBOTS

With a loyal fan base, retail success, and strategic expansion plans, Filmland Spirits believes we are well-positioned for domestic and international market expansion, strengthening our position in the rapidly growing whiskey industry.



15
States on Shelves
1B+
Media Reach (Lifetime)
500+
Retail Placements
250+
Media Placements

What Makes Us Stand Out: Making Whiskey Fun & Unlocking a New Generation of Connoisseurs

Until Filmland, not much had changed in the marketing and packaging of large whiskey brands. The same tired tropes and branding fail to attract key consumers in the Millennial and Gen Z demographics.



Brands rely on history and tradition that don't resonate with younger consumers.
While craft beer and wine have evolved, whiskey remains static.
Where do Millennials and Gen Z turn when they want an exciting, new whiskey?



FILMLAND
SPIRITS
LIGHTS! SPIRITS! ACTION!

Filmland Spirits flips the script on staid, traditional whiskey branding:

- **Hollywood's Storytelling Firepower**: Our team includes directors, writers, and producers who know how to grip an audience—whether it's for two hours in a theater or an evening sharing a delicious and unique bottle of whiskey with friends.
- **Kentucky's Distilling Legends**: Our partners in bourbon country bring generations of craftsmanship that can't be faked, rushed, or downloaded.

When Hollywood's narrative genius collides with Kentucky's whiskey wisdom, the result isn't just another spirits brand—it's a taste revolution with a plot twist in every pour.

Each Filmland bottle isn't just spirits—it's a ticket to the most exclusive screening in town:

- **A Complete Original Story**: We don't just slap a label on a bottle. We craft an entire B-movie script with twists and turns in every sip.
- **Movie-Quality Art**: Our Art Deco bottles showcase B-movie posters so vivid you can practically hear the soundtrack.
- **Immersive World-Building**: Our characters don't vanish after the credits roll. They evolve, return, and sometimes even battle across different bottles.

After all, in an industry clinging to the same old story, Filmland dares to be the plot twist that changes everything you thought you knew about premium spirits.

EXPERIENCE THE STORY FOR YOURSELF

Scan this QR code to access an exclusive preview of "Moonlight Mayhem! A Saga of Werewolves and Bourbon," complete with trailer, storyboards, script pages and downloadable art from our best-selling bourbon release:

Click here to see the preview directly.

BEHIND THE SCENES: OUR PRODUCTION PROCESS



FLIP THE SCRIPT

While other brands start with "our founder's great-grandfather...," we ask: "Why not a saga of werewolves and bourbon? Or Killer robot bartenders and rye?" Tradition is good.. Imagination is better.

SET THE SCENE

We craft B-movie worlds with the perfect balance of nostalgia and intrigue. Heroes with flaws. Villains with style. Plots that are as intriguing and delicious as the whiskey inside the bottle.

PAN AND SCAN

Our spirits aren't just made—they're directed. Masterfully distilled and blended with the depth and richness of an Oscar-winning epic.

IT'S A WRAP

The final product isn't merely bottled —it's premiered. Each release features original pulp-style art that makes other bottles look like they showed up to the red carpet in sweatpants.

What People Are Saying

PRESS RECOGNITION

AMERICAN WHISKEY

"Heady nose on the forefront that teases, and delivers, flirtatious flavors... 9/10" – Peggy Noe Stevens.

BOURBON INSPECTOR

"Filmland Spirits Quadraforce is a value that shines. This unique blend of four bourbons and moderate price point makes this a high-value expression. Scanning the bottle's QR code, enjoying a sip while you watch the accompanying story serves to enhance the experience. Well done, Filmland, very well done indeed!"

Swift Pours

"Holy Moonlight Mayhem! There is a lot of flavor in this bad boy! It tastes like I'm drinking something that is at least 12 years old."

CRAFT SPIRITS

"With Filmland, the quality is definitely in the bottle, and they are not afraid to be non-traditional in an industry that is very traditional. We love their new, fresh and innovative approach to marketing, that is really needed in the spirits industry."

It's a great story and something that will be incredibly fun to share, because it is good whiskey. These guys are having fun, and that is what whisky is about."

The above statement is an opinion of the publication and does not guarantee future performance or success.


CONSUMER TESTIMONIALS
There's a reason I gave Filmland Spirits the best bottle design of the year and the whiskey inside is great too!
Hands down some of the best Bourbon I have ever tasted and I have been to the Whiskies of the World convention 3 years in a row !! Super happy with my purchase.
I just gotta say I love everything about filmland. The plot, the lore of each bottle scratches some nostalgia itch for me. Incredibly fun to collect or pour with friends and family.
I've really enjoyed this line up, took me by surprise how smooth and flavorful the pours were.
This is good stuff, I even got my buddy to start buying it for his bars in Vegas.
Good spirit indeed. Best damn looking bottle and label out there as well.

This testimonial may not be representative of the experience of other customers and is not a guarantee of future performance or success.

WHY NOW IS THE PERFECT TIME TO INVEST

Filmland Spirits has proven that the industry and the marketplace are ready to be shaken up. We are growing and now inviting fans and investors on the journey with us. We're seeking $1.23M to expand into even more states and stores around the country to make Filmland Spirits a household name.


USE OF FUNDS
MARKETING & SALES
Brokers and Sales Professionals
Organic/Paid Social
Online Advertising
Events/Tastings
Incentives & Scans
BARRELS
Barrels of Aged Whiskey
G&A
Overhead
Payroll
R&D/ Innovation
Transfer & Storage
Professional Fees
Taxes
10% Barrels
20% G&A
70% Marketing & Sales
FILMLAND SPIRITS

WHY INVEST

Filmland Spirits is not just a whiskey brand—it's an entertainment experience in every bottle. We're tapping into the $19.3B U.S. whiskey market, where the ultra-premium whiskey category is experiencing 5% annual growth. Currently in retail locations across 15 states and shipping to 46, we plan to expand into 30+ states by 2026. Your investment will support expansion into new states, marketing efforts, and production of limited-edition releases—helping us bring more award-winning bourbons and ryes to spirit lovers around the country.


FILMLAND
• SPIRITS •
JOIN US
ON THIS CINEMATIC
WHISKEY JOURNEY
INVEST TODAY

INVESTOR PERKS

Benefits available within the first two weeks:

FILMLAND SPIRITS BENEFITS	TIME TRAVELLER $25,000	COOPER $5,000	WOLF PACK $500
Bonus Shares	8%	4%	0%
Virtual Tasting Event	✓	✗	✗
Tasting Glass	✓	✓	✗
10% 1 Year Discount	✓	✓	✗
10% Discount Next Purchase	✗	✗	✓
Website Credits	✓	✓	✓

FILMLAND SPIRITS BENEFITS	ALPHA WOLF $200K	TECH-TITAN $100K	QUADRAFUNDER $75K	SUPER SOLDIER $50K
Bonus Shares	24%	20%	16%	12 %
Character Likeness	✓	✗	✗	✗
Blending Session	✓	✗	✗	✗
Character Name	✓	✓	✗	✗
Executive Producer	✓	✓	✗	✗
Investor Private Barrel Pick	✓	✓	✓	✗
Investor Private Barrel Access	✓	✓	✓	✓
Virtual Tasting Event	✓	✓	✓	✓
Tasting Glass	✓	✓	✓	✓
10% 1 Year Discount	✓	✓	✓	✓
10% Discount Next Purchase	✗	✗	✗	✗
Website Credits	✓	✓	✓	✓

See the terms section below for complete information regarding the availability of bonus shares.

BENEFITS

- **CHARACTER LIKENESS**
  Your face used as the basis of a character on a future product.
- **BLENDING SESSION**
  You will join the Filmland blending team for an in person blending session (travel expenses paid for up to 2 nights).
- **CHARACTER NAME**
  Your name used for a character on a future product.
- **EXECUTIVE PRODUCER**
  You and up to one additional person receive an Executive Producer credit on the side label of a future product.
- **INVESTOR PRIVATE BARREL PICK**
  You will receive samples, participate in a private Zoom with the Filmland Blending team and get to vote on the selection of an Exclusive Investor Private Barrel.
- **INVESTOR PRIVATE BARREL ACCESS**
  You will be able to purchase up to 2 bottles of the Exclusive Investor Private Barrel.
- **VIRTUAL TASTING EVENT**
  You get to particpate in a live 1 hour Zoom Tasting Session with all investors at this level with the Filmland Blending Team.
- **TASTING GLASS**
  You will receive a Filmand Whiskey Tasting Glass.
- **10% 1 YEAR DISCOUNT**
  10% off Spirits and Merch purchases at FilmlandSpirits.com for 1 year (Cannot be combined with other offers).
- **10% DISCOUNT NEXT PURCHASE**
  10% off Spirits and Merch purchases at FilmlandSpirits.com for Next Purchase (Cannot be combined with other offers).
- **WEBSITE CREDITS**
  Your name and Investor category (Wolf Pack, Quadrafunder, etc.) will be listed on the Filmander Website Credits Page.

ABOUT

HEADQUARTERS
22512 Cantlay Street
West Hills, CA 91307

WEBSITE
View Site

Filmland Spirits pairs award-winning whiskey with immersive storytelling, blending pop culture nostalgia with ultra-premium spirits. Our products – currently available in retail locations across 15 states and shipping to 46 states – bring people together through captivating stories and great tasting spirits.

TERMS

Filmland Spirits

Overview

PRICE PER SHARE
$3.38

VALUATION
$20.55M

DEADLINE
Aug. 19, 2025 at 6:59 AM UTC

FUNDING GOAL
$124K - $1.23M

Breakdown

MIN INVESTMENT
$250.12

OFFERING TYPE
Equity

MAX INVESTMENT
$1,234,997.92

SHARES OFFERED
Series A-4 Preferred Stock

MIN NUMBER OF SHARES OFFERED
36,686

MAX NUMBER OF SHARES OFFERED
365,384

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing

Offering Memorandum

Financials

	Most Recent Fiscal Year-End	Prior Fiscal Year-End
Total Assets	$2,175,160	$2,259,599
Cash & Cash Equivalents	$967,927	$1,634,817
Accounts Receivable	$28,834	$4,974
Short-Term Debt	$134,689	$95,830
Long-Term Debt	$154,762	$175,000
Revenue & Sales	$560,837	$293,259
Costs of Goods Sold	$255,405	$164,762
Taxes Paid	$0	$0
Net Income	-$713,053	-$367,877

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Company Alcohol Beverage Licenses Notice

Company holds state and federal alcohol beverage licenses in the supplier tier. These alcohol beverage licenses restrict persons who hold direct or indirect interests in certain other alcohol beverage licenses, including but not limited to wholesale, retail, and certain distilled spirits businesses, from participating in this offering. A conflicting interest may be caused by your employment, a board position, or another investment held by you or your spouse. Prior to participating in this offering, any potentially conflicting interests shall be disclosed to the Company for vetting.

Investment Incentives and Bonuses*

Time-Based Perks

Super Extra Special Bonus: Invest $15,000+ in the first 24 hours and receive 2% bonus shares.

Alpha Wolf | 2 Weeks: Invest $200,000+ within the first 2 weeks and receive:

- 24% bonus shares
- Character Likeness based on you on a future product
- In Person Blending Session In Kentucky with Filmland Team
- Character Named after you on a future product
- Executive Producer Credit on Bottle of future product
- Investor Private Barrel Pick - Join Filmland Team on a Zoom to select this exclusive barrel
- Access to purchase 2 Investor Private Barrel Bottles
- Virtual Tasting Event with Filmland Blending Team
- Filmland Spirits Whiskey Tasting Glass
- 10% Discount on Filmlandspirits.com Purchases for 1 Year
- Your Name on Filmland Web Credits Page

Tech-Titan | 2 Weeks: Invest $100,000+ within the first 2 weeks and receive:

- 20% bonus shares
- Character Named after you on a future product
- Executive Producer Credit on Bottle of future product
- Investor Private Barrel Pick - Join Filmland Team on a Zoom to select this exclusive barrel
- Access to purchase 2 Investor Private Barrel Bottles
- Virtual Tasting Event with Filmland Blending Team
- Filmland Spirits Whiskey Tasting Glass
- 10% Discount on Filmlandspirits.com Purchases for 1 Year
- Your Name on Filmland Web Credits Page

Quadrafunder | 2 Weeks: Invest $75,000+ within the first 2 weeks and receive:

- 16% bonus shares
- Investor Private Barrel Pick - Join Filmland Team on a Zoom to select this exclusive barrel
- Access to purchase 2 Investor Private Barrel Bottles
- Virtual Tasting Event with Filmland Blending Team
- Filmland Spirits Whiskey Tasting Glass
- 10% Discount on Filmlandspirits.com Purchases for 1 Year
- Your Name on Filmland Web Credits Page

Super Soldier | 2 Weeks: Invest $50,000+ within the first 2 weeks and receive:

- 12% bonus shares
- Access to purchase 2 Investor Private Barrel Bottles
- Virtual Tasting Event with Filmland Blending Team
- Filmland Spirits Whiskey Tasting Glass
- 10% Discount on Filmlandspirits.com Purchases for 1 Year
- Your Name on Filmland Web Credits Page

Time Traveler | 2 Weeks: Invest $25,000+ within the first 2 weeks and receive:

- 8% bonus shares
- Virtual Tasting Event with Filmland Blending Team
- Filmland Spirits Whiskey Tasting Glass
- 10% Discount on Filmlandspirits.com Purchases for 1 Year
- Your Name on Filmland Web Credits Page

Cooper | 2 Weeks: Invest $5,000+ within the first 2 weeks and receive:

- 4% bonus shares
- Filmland Spirits Whiskey Tasting Glass
- 10% Discount on Filmlandspirits.com Purchases for 1 Year

WolfPack | 2 Weeks: Invest $500+ within the first 2 weeks and receive:

- 10% Discount on your next Filmlandspirits.com Purchase
- Your Name on Filmland Web Credits Page

Alpha Wolf | 3 Weeks: Invest $200,000+ within the first 3 weeks and receive:

- 18% bonus shares
- Character Likeness based on you on a future product
- In Person Blending Session In Kentucky with Filmland Team
- Character Named after you on a future product
- Executive Producer Credit on Bottle of future product
- Investor Private Barrel Pick - Join Filmland Team on a Zoom to select this exclusive barrel
- Access to purchase 2 Investor Private Barrel Bottles
- Virtual Tasting Event with Filmland Blending Team
- Filmland Spirits Whiskey Tasting Glass
- 10% Discount on Filmlandspirits.com Purchases for 1 Year
- Your Name on Filmland Web Credits Page

Tech-Titan | 3 Weeks: Invest $100,000+ within the first 3 weeks and receive:

- 15% bonus shares
- Character Named after you on a future product
- Executive Producer Credit on Bottle of future product
- Investor Private Barrel Pick - Join Filmland Team on a Zoom to select this exclusive barrel
- Access to purchase 2 Investor Private Barrel Bottles
- Virtual Tasting Event with Filmland Blending Team
- Filmland Spirits Whiskey Tasting Glass
- 10% Discount on Filmlandspirits.com Purchases for 1 Year
- Your Name on Filmland Web Credits Page

Quadrafunder | 3 Weeks: Invest $75,000+ within the first 3 weeks and receive:

- 12% bonus shares
- Investor Private Barrel Pick - Join Filmland Team on a Zoom to select this exclusive barrel
- Access to purchase 2 Investor Private Barrel Bottles
- Virtual Tasting Event with Filmland Blending Team
- Filmland Spirits Whiskey Tasting Glass
- 10% Discount on Filmlandspirits.com Purchases for 1 Year
- Your Name on Filmland Web Credits Page

Super Soldier | 3 Weeks: Invest $50,000+ within the first 3 weeks and receive:

- 9% bonus shares
- Access to purchase 2 Investor Private Barrel Bottles
- Virtual Tasting Event with Filmland Blending Team
- Filmland Spirits Whiskey Tasting Glass
- 10% Discount on Filmlandspirits.com Purchases for 1 Year
- Your Name on Filmland Web Credits Page

Time Traveler | 3 Weeks: Invest $25,000+ within the first 3 weeks and receive:

- 6% bonus shares
- Virtual Tasting Event with Filmland Blending Team
- Filmland Spirits Whiskey Tasting Glass
- 10% Discount on Filmlandspirits.com Purchases for 1 Year
- Your Name on Filmland Web Credits Page

Cooper | 3 Weeks: Invest $5,000+ within the first 3 weeks and receive:

- 3% bonus shares
- Filmland Spirits Whiskey Tasting Glass
- 10% Discount on Filmlandspirits.com Purchases for 1 Year

Wolf Pack | 3 Weeks: Invest $500+ within the first 3 weeks and receive:

- 10% Discount on your next Filmlandspirits.com Purchase
- Your Name on Filmland Web Credits Page

Amount-Based Perks

Alpha Wolf: Invest $200,000+ and receive:

- 12% bonus shares
- Character Likeness based on you on a future product
- In Person Blending Session In Kentucky with Filmland Team
- Character Named after you on a future product
- Executive Producer Credit on Bottle of future product
- Investor Private Barrel Pick - Join Filmland Team on a Zoom to select this exclusive barrel
- Access to purchase 2 Investor Private Barrel Bottles
- Virtual Tasting Event with Filmland Blending Team
- Filmland Spirits Whiskey Tasting Glass
- 10% Discount on Filmlandspirits.com Purchases for 1 Year
- Your Name on Filmland Web Credits Page

Tech-Titan: Invest $100,000+ and receive:

- 10% bonus shares
- In Person Blending Session In Kentucky with Filmland Team
- Character Named after you on a future product
- Executive Producer Credit on Bottle of future product
- Investor Private Barrel Pick - Join Filmland Team on a Zoom to select this exclusive barrel
- Access to purchase 2 Investor Private Barrel Bottles
- Virtual Tasting Event with Filmland Blending Team
- Filmland Spirits Whiskey Tasting Glass
- 10% Discount on Filmlandspirits.com Purchases for 1 Year
- Your Name on Filmland Web Credits Page

Quadrafunder: Invest $75,000+ and receive:

- 8% bonus shares
- In Person Blending Session In Kentucky with Filmland Team
- Executive Producer Credit on Bottle of future product
- Investor Private Barrel Pick - Join Filmland Team on a Zoom to select this exclusive barrel
- Access to purchase 2 Investor Private Barrel Bottles
- Virtual Tasting Event with Filmland Blending Team
- Filmland Spirits Whiskey Tasting Glass
- 10% Discount on Filmlandspirits.com Purchases for 1 Year
- Your Name on Filmland Web Credits Page

Super Soldier: Invest $50,000+ and receive:

- 6% bonus shares
- In Person Blending Session In Kentucky with Filmland Team
- Executive Producer Credit on Bottle of future product
- Investor Private Barrel Pick - Join Filmland Team on a Zoom to select this exclusive barrel
- Access to purchase 2 Investor Private Barrel Bottles
- Virtual Tasting Event with Filmland Blending Team
- Filmland Spirits Whiskey Tasting Glass
- 10% Discount on Filmlandspirits.com Purchases for 1 Year
- Your Name on Filmland Web Credits Page

Time Traveler: Invest $25,000+ and receive:

- 4% bonus shares
- Virtual Tasting Event with Filmland Blending Team
- Filmland Spirits Whiskey Tasting Glass
- 10% Discount on Filmlandspirits.com Purchases for 1 Year
- Your Name on Filmland Web Credits Page

Cooper: Invest $5,000+ and receive:

- 2% bonus shares
- Access to purchase 2 Investor Private Barrel Bottles
- Virtual Tasting Event with Filmland Blending Team
- Filmland Spirits Whiskey Tasting Glass
- 10% Discount on Filmlandspirits.com Purchases for 1 Year
- Your Name on Filmland Web Credits Page

Wolfpack: Invest $500+ and receive:

- Filmland Spirits Whiskey Tasting Glass
- 10% Discount on Filmlandspirits.com Purchases for 1 Year

Notes:

- Character Likeness: Your face used as the basis for a character on a future product
- Character Name: Your name used for a character in the story of a future product
- Blending Session: You will join the Filmland blending team for an in-person blending session (travel except for flight will be covered) to create a future product
- Executive Producer: You and up to one additional person will receive an Executive Producer Credit on the label of a future product
- Investor Single Barrel Pick: You will receive samples, participate in a private virtual tasting with the Filmland blending team and vote on selection for Exclusive Investor Private Single Barrel
- Single Barrel Access: You will be able to purchase up to 2 bottles of the Exclusive Investor Private Single Barrel
- Virtual Tasting: You get to participate in a live 1 hour Zoom Tasting Session with all investors at this level and the Filmland Blending Team. Requires separate bottle purchase.
- Website Filmland Credits: See your name on the Filmland website credits page
- Tasting Glass: You will receive a Filmland Spirits Whiskey Tasting Glass
- 10% 1 Year Discount: 10% Off Spirits and Merchandise from FilmlandSpirits.com for 1 year (cannot be combined with another offer except shipping discounts)
- 10% Next Purchase Discount: 10% Off Spirits and Merchandise on your next purchase from FilmlandSpirits.com (cannot be combined with another offer except shipping discounts)

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

Please be advised that some of the perks and incentives listed above may not be available to certain investors due to state-specific rules and regulations related to alcohol distribution and consumption. The availability of these benefits may vary based on your location and the legal restrictions governing such activities. We recommend that you carefully review your local laws and regulations before considering any investment in relation to the mentioned tiers and associated incentives.

The 10% StartEngine Venture Club Bonus

Filmland Spirits will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Series A-4 Preferred Stock at $3.38 / share, you will receive 110 shares of Series A-4 Preferred Stock, meaning you'll own 110 shares for $338. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds
The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments. Salary payments made to one's self, a friend or relative.

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FAQS

How much can I invest?

With Regulation A+, a non-accredited investor can only invest a maximum of 10% of their annual income or 10% of their net worth per year, whichever is greater. There are no restrictions for accredited investors.

With Regulation Crowdfunding, non-accredited investors with an annual income or net worth less than $124,000 are limited to invest a maximum of 5% of the greater of those two amounts. For those with an annual income and net worth greater than $124,000, they are limited to investing 10% of the greater of the two amounts.

When will I receive my shares?

At the close of an offering, all investors whose funds have “cleared” by this time will be included in the disbursement. At this time, each investor will receive an email from StartEngine with their Countersigned Subscription Agreement, which will serve as their proof of purchase moving forward.

Please keep in mind that a company can conduct a series of “closes” or withdrawals of funds throughout the duration of the campaign. If you are included in that withdrawal period, you will be emailed your countersigned subscription agreement and proof of purchase immediately following that withdrawal.

What will the return on my investment be?

StartEngine assists companies in raising capital, and once the offering is closed, we are no longer involved with whether the company chooses to list shares on a secondary market or what occurs thereafter. Therefore, StartEngine has no control or insight into your investment after the close of the live offering. In addition, we are not permitted to provide financial advice. You may want to contact a financial professional to discuss possible investment outcomes.

Can I cancel my investment?

For Regulation Crowdfunding, investors are able to cancel their investment at any point throughout the campaign up until 48 hours before the closing of the offering. Note: If the company does a rolling close, they will post an update to their current investors, giving them the opportunity to cancel during this timeframe. If you do not cancel within this 5-day timeframe, your funds will be invested in the company, and you will no longer be able to cancel the investment. If your funds show as 'Invested' on your account dashboard, your investment can no longer be canceled.

For Regulation A+, StartEngine allows for a four-hour cancellation period. Once the four-hour window has passed, it is up to each company to set their own cancellation policy. You may find the company's cancellation policy in the company's offering circular.

Once your investment is canceled, there is a 10-day clearing period (from the date your investment was submitted). After your funds have cleared the bank, you will receive your refund within 10 business days.

Refunds that are made through ACH payments can take up to 10 business days to clear. Unfortunately, we are at the mercy of the bank, but we will do everything we can to get you your refund as soon as possible. However, every investment needs to go through the clearing process in order to be sent back to the account associated with the investment.

What is the difference between Regulation Crowdfunding and Regulation A+?

Both Title III (Regulation Crowdfunding) and Title IV (Reg A+) help entrepreneurs crowdfund capital investments from unaccredited and accredited investors. The differences between these regulations are related to the investor limitations, the differing amounts of money companies are permitted to raise, and differing disclosure and filing requirements. To learn more about Regulation Crowdfunding, click here, and for Regulation A+, click here.

More FAQs

Important Message

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

www.StartEngine.com is a website owned and operated by StartEngine Crowdfunding, Inc. ("StartEngine"), which is neither a registered broker-dealer, investment advisor nor funding portal.

Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital LLC, a funding portal registered **here** with the US Securities and Exchange Commission (SEC) and **here** as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary LLC ("SE Primary"), a broker-dealer registered with the SEC and **FINRA** / **SIPC**. You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck **here**. StartEngine Secondary is an alternative trading system (ATS) regulated by the SEC and operated by SE Primary. SE Primary is a member of SIPC and explanatory brochures are available upon request by contacting SIPC at (202) 371-8300.

StartEngine facilitates three types of primary offerings:

1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

Any securities offered on this website have not been recommended or approved by any federal or state securities commission or regulatory authority. StartEngine and its affiliates do not provide any investment advice or recommendation and do not provide any legal or tax advice concerning any securities. All securities listed on this site are being offered by, and all information included on this site is the responsibility of, the applicable issuer of such securities. StartEngine does not verify the adequacy, accuracy, or completeness of any information. Neither StartEngine nor any of its officers, directors, agents, and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy, or completeness of any information on this site or the use of information on this site.

Investing in private company securities is not suitable for all investors. An investment in private company securities is highly speculative and involves a high degree of risk. It should only be considered a long-term investment. You must be prepared to withstand a total loss of your investment. Private company securities are also highly illiquid, and there is no guarantee that a market will develop for such securities. Each investment also carries its own specific risks, and you should complete your own independent due diligence regarding the investment. This includes obtaining additional information about the company, opinions, financial projections, and legal or other investment advice. Accordingly, investing in private company securities is appropriate only for those investors who can tolerate a high degree of risk and do not require a liquid investment. See additional general disclosures **here**.

By accessing this site and any pages on this site, you agree to be bound by our **Terms of use** and **Privacy Policy**, as may be amended from time to time without notice or liability.

Canadian Investors

Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors. Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

California Investors Only – **Do Not Sell My Personal Information** (800-317-2200). StartEngine does not sell personal information. For all customer inquiries, please write to contact@startengine.com.

StartEngine Marketplace

StartEngine Marketplace ("SE Marketplace") is a website operated by StartEngine Primary, LLC ("SE Primary"), a broker-dealer that is registered with the SEC and a member of FINRA and the SIPC.

StartEngine Secondary ("SE Secondary") is our investor trading platform. SE Secondary is an SEC-registered Alternative Trading System ("ATS") operated by SE Primary that matches orders for buyers and sellers of securities. It allows investors to trade shares purchased through Regulation A+, Regulation Crowdfunding, or Regulation D for companies who have engaged StartEngine Secure LLC as their transfer agent. The term "Rapid," when used in relation to transactions on SE Marketplace, specifically refers to transactions that are facilitated on SE Secondary, This is because, unlike with trades on the StartEngine Bulletin Board ("SE BB"), trades on SE Secondary are executed the moment that they are matched.

StartEngine Bulletin Board ("SE BB") is a bulletin board platform on which users can indicate to each other their interest to buy or sell shares of private companies that previously executed Reg CF or Reg A offerings not necessarily through SE Primary. As a bulletin board platform, SE BB provides a venue for investors to access information about such private company offerings and connect with potential sellers. All investment opportunities on SE BB are based on indicated interest from sellers and will need to be confirmed. Even if parties express mutual interest to enter into a trade on SE BB, a trade will not immediately result because execution is subject to additional contingencies, including among others, effecting of the transfer of the shares from the potential seller to the potential buyer by the issuer and/or transfer agent. SE BB is distinct and separate from SE Secondary. SE Secondary facilitates the trading of securities by matching orders between buyers and sellers and facilitating executions of trades on the platform. By contrast, under SE BB, SE Primary assists with the facilitation of a potential resulting trade off platform including, by among other things, approaching the issuer and other necessary parties in relation to the potential transaction. The term "Extended", when used in relation to transactions on SE Marketplace denotes that these transactions are conducted via SE BB, and that these transactions may involve longer processing times compared to SE Secondary for the above-stated reasons.

Even if a security is qualified to be displayed on SE Marketplace, there is no guarantee an active trading market for the securities will ever develop, or if developed, be maintained. You should assume that you may not be able to liquidate your investment for some time or be able to pledge these shares as collateral.

The availability of company information does not indicate that the company has endorsed, supports, or otherwise participates with StartEngine. It also does not constitute an endorsement, solicitation or recommendation by StartEngine. StartEngine does not (1) make any recommendations or otherwise advise on the merits or advisability of a particular investment or transaction, (2) assist in the determination of the fair value of any security or investment, or (3) provide legal, tax, or transactional advisory services.

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

No Video Present.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital or StartEngine Primary, as identified in the Offering Statement filed on the SEC EDGAR filing system (the “Intermediary”), the issuer is required to pay to Intermediary a fee consisting of a 5.5-14% (five and one-half to fourteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of the Intermediary. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to the Intermediary, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine’s platform.

- As compensation for the services provided by StartEngine, investors are also required to pay the Intermediary a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- The Intermediary will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Venture Club members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

FILMLAND SPIRITS, INC.

RESTATED CERTIFICATE OF INCORPORATION

(Pursuant to Sections 242 and 245 of the
General Corporation Law of the State of Delaware)

Filmland Spirits, Inc., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "***General Corporation Law***"), does hereby certify as follows.

1. The name of this corporation is Filmland Spirits, Inc. and that this corporation was originally incorporated pursuant to the General Corporation Law on March 16, 2021 under the name Filmland Spirits, Inc.

2. The Board of Directors of this corporation duly adopted resolutions proposing to amend and restate the Certificate of Incorporation of this corporation, declaring said amendment and restatement to be advisable and in the best interests of this corporation and its stockholders, and authorizing the appropriate officers of this corporation to solicit the consent of the stockholders therefor, which resolution setting forth the proposed amendment and restatement is as follows.

> RESOLVED, that the Certificate of Incorporation of this corporation be amended and restated in its entirety to read as set forth on Exhibit A attached hereto and incorporated herein by this reference.

3. Exhibit A referred to above is attached hereto as Exhibit A and is hereby incorporated herein by this reference. This Restated Certificate of Incorporation was approved by the holders of the requisite number of shares of this corporation in accordance with Section 228 of the General Corporation Law.

4. This Restated Certificate of Incorporation, which restates and integrates and further amends the provisions of this corporation's Certificate of Incorporation, has been duly adopted in accordance with Sections 242 and 245 of the General Corporation Law.

IN WITNESS WHEREOF, this Restated Certificate of Incorporation has been executed by a duly authorized officer of this corporation on this [___] day of March, 2025.

By: /s/ Troy Bolotnick
Troy Bolotnick, President

Exhibit A

FILMLAND SPIRITS, INC.

RESTATED CERTIFICATE OF INCORPORATION

ARTICLE I: NAME.

The name of this corporation is Filmland Spirits, Inc. (the "***Corporation***")

ARTICLE II: REGISTERED OFFICE.

The address of the registered office of the Corporation in the State of Delaware is 251 Little Falls Drive, in the City of Wilmington, County of New Castle 19808. The name of its registered agent at such address is Corporation Service Company.

ARTICLE III: PURPOSE.

The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law.

ARTICLE IV: AUTHORIZED SHARES.

The total number of shares of all classes of stock which the Corporation shall have authority to issue is (a) 8,000,000 shares of Common Stock, $0.0001 par value per share ("***Common Stock***"), and (b) 1,872,525 shares of Preferred Stock, $0.0001 par value per share ("***Preferred Stock***"). The Preferred Stock may be issued from time to time in one or more series, each of such series to consist of such number of shares and to have such terms, rights, powers and preferences, and the qualifications and limitations with respect thereto, as stated or expressed herein. As of the effective date of this Restated Certificate of Incorporation (this "***Restated Certificate***"), 444,300 shares of the authorized Preferred Stock of the Corporation are hereby designated "***Series A Preferred Stock***", 168,463 shares of the authorized Preferred Stock of the Corporation are hereby designated as "***Series A-1 Preferred Stock***", 498,168 shares of the authorized Preferred Stock of the Corporation are hereby designated as "***Series A-2 Preferred Stock***", 169,878 shares of the authorized Preferred Stock of the Corporation are hereby designated as "***Series A-3 Preferred Stock***" and 591,716 shares of the authorized Preferred Stock of the Corporation are hereby designated as "***Series A-4 Preferred Stock***." The following is a statement of the designations and the rights, powers and privileges, and the qualifications, limitations or restrictions thereof, in respect of each class of capital stock of the Corporation.

A. COMMON STOCK

1. General. The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers and privileges of the holders of the Preferred Stock set forth herein.

2. **Voting.** The holders of the Common Stock are entitled to one vote for each share of Common Stock held at all meetings of stockholders (and written actions in lieu of meetings). Unless required by law, there shall be no cumulative voting. The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by (in addition to any vote of the holders of one or more series of Preferred Stock that may be required by the terms of the Certificate of Incorporation) the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, in accordance with the Corporation's governing documents and applicable laws.

B. PREFERRED STOCK

The following rights, powers and privileges, and restrictions, qualifications and limitations, shall apply to the Preferred Stock. Unless otherwise indicated, references to "Sections" in this Part B of this Article IV refer to sections of this Part B.

1. Liquidation, Dissolution or Winding Up; Certain Mergers, Consolidations and Asset Sales.

1.1 Payments to Holders of Preferred Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or any Deemed Liquidation Event (as defined below), before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, the holders of shares of each series of Preferred Stock then outstanding shall be entitled to be paid out of the funds and assets available for distribution to its stockholders, an amount per share on a pari passu basis amongst each other equal to the greater of (a) the Original Issue Price (as defined below) for such share of Preferred Stock, plus any dividends declared but unpaid thereon, or (b) such amount per share as would have been payable had all shares of Preferred Stock been converted into Common Stock pursuant to Section 3 immediately prior to such liquidation, dissolution or winding up or Deemed Liquidation Event. If upon any such liquidation, dissolution or winding up or Deemed Liquidation Event of the Corporation, the funds and assets available for distribution to the stockholders of the Corporation shall be insufficient to pay the holders of shares of Preferred Stock the full amount to which they are entitled under this Section 1.1, the holders of shares of Preferred Stock shall share ratably in any distribution of the funds and assets available for distribution in proportion to the respective amounts that would otherwise be payable in respect of the shares of Preferred Stock held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full. The "***Original Issue Price***" shall mean $3.3761, $2.0776, $2.3085, $2.9433 and $3.38 per share for the Series A Preferred Stock, Series A-1 Preferred Stock, Series A-2 Preferred Stock, Series A-3 Preferred Stock and Series A-4 Preferred Stock, respectively.

1.2 Payments to Holders of Common Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up or Deemed Liquidation Event of the Corporation, after the payment of all preferential amounts required to be paid to the holders of shares of Preferred Stock as provided in Section 1.1, the remaining funds and assets available for distribution to the stockholders of the Corporation shall be distributed among the holders of shares of Common Stock, pro rata based on the number of shares of Common Stock held by each such holder.

1.3 Deemed Liquidation Events.

1.3.1 Definition. Each of the following events shall be considered a "***Deemed Liquidation Event***" unless the holders of at least a majority of the outstanding shares of Preferred Stock (voting as a single class on an as-converted basis), the "***Requisite Holders***", elect otherwise by written notice sent to the Corporation at least five (5) days prior to the effective date of any such event:

(a) a merger or consolidation in which (i) the Corporation is a constituent party or (ii) a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such merger or consolidation, except any such merger or consolidation involving the Corporation or a subsidiary in which the shares of capital stock of the Corporation outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for equity securities that represent, immediately following such merger or consolidation, at least a majority, by voting power, of the equity securities of (1) the surviving or resulting party or (2) if the surviving or resulting party is a wholly owned subsidiary of another party immediately following such merger or consolidation, the parent of such surviving or resulting party; *provided* that, for the purpose of this Section 1.3.1, all shares of Common Stock issuable upon exercise of options outstanding immediately prior to such merger or consolidation or upon conversion of Convertible Securities (as defined below) outstanding immediately prior to such merger or consolidation shall be deemed to be outstanding immediately prior to such merger or consolidation and, if applicable, deemed to be converted or exchanged in such merger or consolidation on the same terms as the actual outstanding shares of Common Stock are converted or exchanged; or

(b) the sale, lease, transfer or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all the assets of the Corporation and its subsidiaries taken as a whole, or, if substantially all of the assets of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, the sale or disposition (whether by merger or otherwise) of one or more subsidiaries of the Corporation, except where such sale, lease, transfer or other disposition is to the Corporation or one or more wholly owned subsidiaries of the Corporation.

1.3.2 Allocation of Escrow. In the event of a Deemed Liquidation Event pursuant to Section 1.3.1(a)(i), if any portion of the consideration payable to the stockholders of the Corporation is placed into escrow, the definitive agreement for such transaction shall provide that the portion of such consideration that is placed in escrow shall be allocated among the holders of capital stock of the Corporation pro rata based on the amount of such consideration otherwise payable to each stockholder (such that each stockholder has placed in escrow the same percentage of the total consideration payable to such stockholder as every other stockholder).

1.3.3 Amount Deemed Paid or Distributed. The funds and assets deemed paid or distributed to the holders of capital stock of the Corporation upon any such merger, consolidation, sale, transfer or other disposition described in this Section 1.3 shall be the cash or the value of the property, rights or securities paid or distributed to such holders by the

Corporation or the acquiring person, firm or other entity. The value of such property, rights or securities shall be determined in good faith by the Board.

2. Voting. Except as otherwise required by law or expressly provided in this Article IV, shares of Preferred Stock shall be non-voting, *provided that* so long as any shares of Preferred Stock are outstanding, the Corporation shall not, without the written consent of a majority of the outstanding shares of Preferred Stock or the affirmative vote of holders of a majority of the outstanding shares of Preferred Stock at a meeting of the holders of Preferred Stock duly called for such purpose, amend, alter or repeal (by merger, consolidation, combination, reclassification or otherwise) its Certificate of Incorporation or bylaws so as to adversely affect (disproportionately relative to the Common Stock) the preferences, rights or powers of the Preferred Stock.

3. Conversion. The holders of the Preferred Stock shall be subject to the following conversion terms:

3.1 Conversion Ratio. Each share of Preferred Stock shall be convertible, only under the circumstances contemplated under Section 3.10, and without the payment of additional consideration by the holder thereof, into such number of fully paid and nonassessable shares of Common Stock as is determined by dividing the Original Issue Price for each series of Preferred Stock by the Conversion Price (as defined below) for such series of Preferred Stock in effect at the time of conversion. The "***Conversion Price***" for each series of Preferred Stock shall initially mean the Original Issue Price for such series of Preferred Stock. Such initial Conversion Price, and the rate at which shares of Preferred Stock may be converted into shares of Common Stock, shall be subject to adjustment as provided below.

3.2 Fractional Shares. No fractional shares of Common Stock shall be issued upon conversion of the Preferred Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the Corporation shall pay cash equal to such fraction multiplied by the fair market value of a share of Common Stock as determined in good faith by the Board. Whether or not fractional shares would be issuable upon such conversion shall be determined on the basis of the total number of shares of Preferred Stock the holder is at the time converting into Common Stock and the aggregate number of shares of Common Stock issuable upon such conversion.

3.3 Reservation of Shares. The Corporation shall at all times while any share of Preferred Stock shall be outstanding, reserve and keep available out of its authorized but unissued capital stock, for the purpose of effecting the conversion of the Preferred Stock, such number of its duly authorized shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then-outstanding shares of the Preferred Stock, the Corporation shall use its best efforts to cause such corporate action to be taken as may be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to this Restated Certificate. Before taking any action that would cause an adjustment reducing the Conversion Price of a series of Preferred Stock below the then par value of the shares of Common Stock issuable upon conversion of such series of Preferred Stock, the Corporation will take any corporate action that may, in the opinion of its counsel, be necessary so that the Corporation may validly and legally issue fully paid and nonassessable shares of Common Stock at such adjusted Conversion Price.

3.3.1 Effect of Conversion. All shares of Preferred Stock that shall have been surrendered for conversion as herein provided shall no longer be deemed to be outstanding and all rights with respect to such shares shall immediately cease and terminate at the Conversion Time, except only the right of the holders thereof to receive shares of Common Stock in exchange therefor, to receive payment in lieu of any fraction of a share otherwise issuable upon such conversion as provided in Section 3.2 and to receive payment of any dividends declared but unpaid thereon. Any shares of Preferred Stock so converted shall be retired and cancelled and may not be reissued.

3.3.2 No Further Adjustment. Upon any conversion of shares of Preferred Stock, no adjustment to the Conversion Price of the applicable series of Preferred Stock shall be made with respect to the converted shares for any declared but unpaid dividends on such series of Preferred Stock or on the Common Stock delivered upon conversion.

3.4 Adjustment for Stock Splits and Combinations. If the Corporation shall at any time or from time to time after the date on which the first share of a series of Preferred Stock is issued by the Corporation (such date referred to herein as the "***Original Issue Date***" for such series of Preferred Stock) effect a subdivision of the outstanding Common Stock, the Conversion Price for such series of Preferred Stock in effect immediately before that subdivision shall be proportionately decreased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be increased in proportion to such increase in the aggregate number of shares of Common Stock outstanding. If the Corporation shall at any time or from time to time after the Original Issue Date for a series of Preferred Stock combine the outstanding shares of Common Stock, the Conversion Price for such series of Preferred Stock in effect immediately before the combination shall be proportionately increased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be decreased in proportion to such decrease in the aggregate number of shares of Common Stock outstanding. Any adjustment under this Section 3.4 shall become effective at the close of business on the date the subdivision or combination becomes effective.

3.5 Adjustment for Certain Dividends and Distributions. In the event the Corporation at any time or from time to time after the Original Issue Date for a series of Preferred Stock shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable on the Common Stock in additional shares of Common Stock, then and in each such event the Conversion Price for such series of Preferred Stock in effect immediately before such event shall be decreased as of the time of such issuance or, in the event such a record date shall have been fixed, as of the close of business on such record date, by multiplying such Conversion Price then in effect by a fraction:

(a) the numerator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date, and

(b) the denominator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date plus the number of shares of Common Stock issuable in payment of such dividend or distribution.

Notwithstanding the foregoing, (i) if such record date shall have been fixed and such dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, such Conversion Price shall be recomputed accordingly as of the close of business on such record date and thereafter such Conversion Price shall be adjusted pursuant to this Section 3.5 as of the time of actual payment of such dividends or distributions; and (ii) no such adjustment shall be made if the holders of such series of Preferred Stock simultaneously receive a dividend or other distribution of shares of Common Stock in a number equal to the number of shares of Common Stock that they would have received if all outstanding shares of such series of Preferred Stock had been converted into Common Stock on the date of such event.

3.6 Adjustments for Other Dividends and Distributions. In the event the Corporation at any time or from time to time after the Original Issue Date for a series of Preferred Stock shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable in securities of the Corporation (other than a distribution of shares of Common Stock in respect of outstanding shares of Common Stock), then and in each such event the holders of such series of Preferred Stock shall receive, simultaneously with the distribution to the holders of Common Stock, a dividend or other distribution of such securities in an amount equal to the amount of such securities as they would have received if all outstanding shares of such series of Preferred Stock had been converted into Common Stock on the date of such event.

3.7 Adjustment for Reclassification, Exchange and Substitution. If at any time or from time to time after the Original Issue Date for a series of Preferred Stock the Common Stock issuable upon the conversion of such series of Preferred Stock is changed into the same or a different number of shares of any class or classes of stock of the Corporation, whether by recapitalization, reclassification, or otherwise (other than by a stock split or combination, dividend, distribution, merger or consolidation covered by Sections 3.4, 3.5, 3.6 or 3.8 or by Section 1.3 regarding a Deemed Liquidation Event), then in any such event each holder of such series of Preferred Stock shall have the right thereafter to convert such stock into the kind and amount of stock and other securities and property receivable upon such recapitalization, reclassification or other change by holders of the number of shares of Common Stock into which such shares of Preferred Stock could have been converted immediately prior to such recapitalization, reclassification or change.

3.8 Adjustment for Merger or Consolidation. Subject to the provisions of Section 1.3, if there shall occur any consolidation or merger involving the Corporation in which the Common Stock (but not a series of Preferred Stock) is converted into or exchanged for securities, cash, or other property (other than a transaction covered by Sections 3.5, 3.6 or 3.7), then, following any such consolidation or merger, provision shall be made that each share of such series of Preferred Stock shall thereafter be convertible, in lieu of the Common Stock into which it was convertible prior to such event, into the kind and amount of securities, cash or other property which a holder of the number of shares of Common Stock of the Corporation issuable upon conversion of one share of such series of Preferred Stock immediately prior to such consolidation or merger would have been entitled to receive pursuant to such transaction; and, in such case, appropriate adjustment (as determined in good faith by the Board) shall be made in the application of the provisions in this Section 3 with respect to the rights and interests thereafter of the holders of such series of Preferred Stock, to the end that the provisions set forth in this Section 3 (including provisions with respect to changes in and other adjustments of the Conversion Price of such series of Preferred Stock) shall thereafter be applicable, as nearly as reasonably may be, in relation to any securities or other property thereafter deliverable upon the conversion of such series of Preferred Stock.

3.9 Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of the Conversion Price of a series of Preferred Stock pursuant to this Section 3, the Corporation at its expense shall, as promptly as reasonably practicable but in any event not later than 15 days thereafter, compute such adjustment or readjustment in accordance with the terms hereof and furnish to each holder of such series of Preferred Stock a certificate setting forth such adjustment or readjustment (including the kind and amount of securities, cash or other property into which such series of Preferred Stock is convertible) and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, as promptly as reasonably practicable after the written request at any time of any holder of any series of Preferred Stock (but in any event not later than 10 days thereafter), furnish or cause to be furnished to such holder a certificate setting forth (a) the Conversion Price of such series of Preferred Stock then in effect and (b) the number of shares of Common Stock and the amount, if any, of other securities, cash or property which then would be received upon the conversion of such series of Preferred Stock.

3.10 Mandatory Conversion. Upon either (a) the closing of the sale of shares of Common Stock to the public in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended or (b) the date and time, or the occurrence of an event, specified by vote or written consent of the Requisite Holders at the time of such vote or consent, voting as a single class on an as-converted basis (the time of such closing or the date and time specified or the time of the event specified in such vote or written consent is referred to herein as the "***Mandatory Conversion Time***"), (i) all outstanding shares of Preferred Stock shall automatically be converted into shares of Common Stock, at the applicable ratio described in Section 3.1.1 as the same may be adjusted from time to time in accordance with Section 3 and (ii) such shares may not be reissued by the Corporation.

3.11 Procedural Requirements. All holders of record of shares of Preferred Stock shall be sent written notice of the Mandatory Conversion Time and the place designated for mandatory conversion of all such shares of Preferred Stock pursuant to Section 3.10. Unless otherwise provided in this Certificate of Incorporation, such notice need not be sent in advance of the occurrence of the Mandatory Conversion Time. Upon receipt of such notice, each holder of shares of Preferred Stock shall surrender such holder's certificate or certificates for all such shares (or, if such holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation at the place designated in such notice, and shall thereafter receive certificates for the number of shares of Common Stock to which such holder is entitled pursuant to this Section 3. If so required by the Corporation, certificates surrendered for conversion shall be endorsed or accompanied by written instrument or instruments of transfer, in form reasonably satisfactory to the Corporation, duly executed by the registered holder or such holder's attorney duly authorized in writing. All rights with respect to the Preferred Stock converted pursuant to Section 3.10, including the rights, if any, to receive notices and vote (other than as a holder of Common Stock), will terminate at the Mandatory Conversion Time (notwithstanding the failure of the holder or holders thereof to surrender the certificates at or prior to such time), except only the rights of the holders thereof, upon surrender of their certificate or certificates (or lost certificate affidavit and agreement) therefor, to receive the items provided for in the next sentence of this Section 3.11. As soon as practicable after the Mandatory Conversion Time and the surrender of the certificate or certificates (or lost certificate affidavit and agreement) for Preferred Stock, the Corporation shall issue and deliver to such holder, or to such holder's nominee(s), a certificate or certificates for the number of full shares of Common Stock issuable on such conversion in accordance with the provisions hereof, together with cash as provided in Section 3.2 in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion and the payment of any declared but unpaid dividends on the shares of Preferred Stock converted. Such converted Preferred Stock shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Preferred Stock (and the applicable series thereof) accordingly.

4. Dividends. All dividends shall be declared pro rata on the Common Stock and the Preferred Stock on a pari passu basis according to the number of shares of Common Stock held by such holders. For this purpose each holder of shares of Preferred Stock is to be treated as holding the greatest whole number of shares of Common Stock then issuable upon conversion of all shares of Preferred Stock held by such holder pursuant to Section 3.

5. Redeemed or Otherwise Acquired Shares. Any shares of Preferred Stock that are redeemed or otherwise acquired by the Corporation or any of its subsidiaries shall be automatically and immediately cancelled and retired and shall not be reissued, sold or transferred. Neither the Corporation nor any of its subsidiaries may exercise any voting or other rights granted to the holders of Preferred Stock following redemption.

6. Waiver. Any of the rights, powers, privileges and other terms of the Preferred Stock set forth herein may be waived on behalf of all holders of Preferred Stock by the affirmative written consent or vote of the holders of the Requisite Holders.

7. Notice of Record Date. In the event:

(a) the Corporation shall take a record of the holders of its Common Stock (or other capital stock or securities at the time issuable upon conversion of the Preferred Stock) for the purpose of entitling or enabling them to receive any dividend or other distribution, or to receive any right to subscribe for or purchase any shares of capital stock of any class or any other securities, or to receive any other security; or

(b) of any capital reorganization of the Corporation, any reclassification of the Common Stock of the Corporation, or any Deemed Liquidation Event; or

(c) of the voluntary or involuntary dissolution, liquidation or winding-up of the Corporation,

then, and in each such case, the Corporation will send or cause to be sent to the holders of the Preferred Stock a notice specifying, as the case may be, (i) the record date for such dividend, distribution or right, and the amount and character of such dividend, distribution or right, or (ii) the effective date on which such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up is proposed to take place, and the time, if any is to be fixed, as of which the holders of record of Common Stock (or such other capital stock or securities at the time issuable upon the conversion of the Preferred Stock) shall be entitled to exchange their shares of Common Stock (or such other capital stock or securities) for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up, and the amount per share and character of such exchange applicable to the Preferred Stock and the Common Stock. Such notice shall be sent at least 20 days prior to the earlier of the record date or effective date for the event specified in such notice.

8. Notices. Except as otherwise provided herein, any notice required or permitted by the provisions of this Article IV to be given to a holder of shares of Preferred Stock shall be mailed, postage prepaid, to the post office address last shown on the records of the Corporation, or given by electronic communication in compliance with the provisions of the General Corporation Law, and shall be deemed sent upon such mailing or electronic transmission.

ARTICLE V: PREEMPTIVE RIGHTS.

No stockholder of the Corporation shall have a right to purchase shares of capital stock of the Corporation sold or issued by the Corporation except to the extent that such a right may from time to time be set forth in a written agreement between the Corporation and any stockholder.

ARTICLE VI: STOCK REPURCHASES.

In connection with repurchases by the Corporation of its Common Stock from employees, officers, directors, advisors, consultants or other persons performing services for the Corporation or any subsidiary pursuant to agreements under which the Corporation has the option to repurchase such shares at cost upon the occurrence of certain events, such as the termination of employment, Sections 502 and 503 of the Corporations Code of the State of California shall not apply in all or in part with respect to such repurchases.

ARTICLE VII: BYLAW PROVISIONS.

A. AMENDMENT OF BYLAWS. Subject to any additional vote required by the Certificate of Incorporation or Bylaws, in furtherance and not in limitation of the powers conferred by statute, the Board is expressly authorized to make, repeal, alter, amend and rescind any or all of the Bylaws of the Corporation.

B. NUMBER OF DIRECTORS. Subject to any additional vote required by the Certificate of Incorporation, the number of directors of the Corporation shall be determined in the manner set forth in the Bylaws of the Corporation.

C. BALLOT. Elections of directors need not be by written ballot unless the Bylaws of the Corporation shall so provide.

D. MEETINGS AND BOOKS. Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws of the Corporation may provide. The books of the Corporation may be kept outside the State of Delaware at such place or places as may be designated from time to time by the Board or in the Bylaws of the Corporation.

ARTICLE VIII: DIRECTOR LIABILITY.

A. LIMITATION. To the fullest extent permitted by law, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the General Corporation Law or any other law of the State of Delaware is amended after approval by the stockholders of this Article VIII to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law as so amended. Any repeal or modification of the foregoing provisions of this Article VIII by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of, or increase the liability of any director of the Corporation with respect to any acts or omissions of such director occurring prior to, such repeal or modification.

B. INDEMNIFICATION. To the fullest extent permitted by applicable law, the Corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of the Corporation (and any other persons to which General Corporation Law permits the Corporation to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted under the General Corporation Law.

C. MODIFICATION. Any amendment, repeal or modification of the foregoing provisions of this Article VIII shall not adversely affect any right or protection of any director, officer or other agent of the Corporation existing at the time of such amendment, repeal or modification.

ARTICLE IX: CORPORATE OPPORTUNITIES.

The Corporation renounces any interest or expectancy of the Corporation in, or in being offered an opportunity to participate in, or in being informed about, an Excluded Opportunity. An "***Excluded Opportunity***" is any matter, transaction or interest that is presented to, or acquired, created or developed by, or which otherwise comes into the possession of, (i) any director of the Corporation who is not an employee of the Corporation or any of its subsidiaries, or (ii) any holder of Preferred Stock or any affiliate, partner, member, director, stockholder, employee, agent or other related person of any such holder, other than someone who is an employee of the Corporation or any of its subsidiaries (collectively, "***Covered Persons***"), unless such matter, transaction or interest is presented to, or acquired, created or developed by, or otherwise comes into the possession of, a Covered Person expressly and solely in such Covered Person's capacity as a director of the Corporation.

* * * * *

INVESTORS' RIGHTS AGREEMENT

This Investors' Rights Agreement (this "***Agreement***") is made and entered into as of ______________, 2023, by and among Filmland Spirits, Inc., a Delaware corporation (the "***Company***"), the undersigned "Investor "parties (the "***Investors***") and the undersigned "Key Holder" parties (the "***Key Holders***").

RECITALS

A. The Investors have agreed to purchase from the Company, and the Company has agreed to issue and sell to the Investors, shares of the Company's Preferred Stock (the "***Shares***") on the terms and conditions set forth in certain Subscription Agreements and, in connection with the conversion of certain outstanding Simple Agreements for Future Equity ("***SAFEs***"), SAFE Conversion Acknowledgments, in each case dated on or following the date hereof by and between the Company and each of the Investors, as amended from time to time ("***Preferred Stock Purchase Agreements***").

B. It is a condition to the closing of the issuance and sale of the Shares that the parties hereto execute and deliver this Agreement.

NOW, THEREFORE, in consideration of the foregoing recitals and the mutual promises hereinafter set forth, the parties hereto agree as follows:

1. COVENANTS OF THE COMPANY.

1.1 Information Rights.

(a) Basic Financial Information. The Company will furnish to each Investor holding more than 74,050 shares of Preferred Stock (a "***Major Investor***") and any entity which requires such information pursuant to its organizational documents when available (1) annual unaudited financial statements for each fiscal year of the Company, including an unaudited balance sheet as of the end of such fiscal year, an unaudited statement of operations and an unaudited statement of cash flows of the Company for such year; and (2) quarterly unaudited financial statements for each fiscal quarter of the Company (except the last quarter of the Company's fiscal year), including an unaudited balance sheet as of the end of such fiscal year, an unaudited statement of operations and an unaudited statement of cash flows of the Company for such quarter, subject to changes resulting from normal year-end audit adjustments. If the Company has audited records of any of the foregoing, it shall provide those in lieu of the unaudited versions.

(b) Confidentiality. Anything in this Agreement to the contrary notwithstanding, no Investor by reason of this Agreement shall have access to any trade secrets or confidential information of the Company. The Company shall not be required to comply with any information rights in respect of any Investor whom the Company reasonably determines to be a competitor or an officer, employee, director or holder of ten percent (10%) or more of a competitor. Each Investor agrees that such Investor will keep confidential and will not disclose, divulge, or use for any purpose (other than to monitor its investment in the Company) any confidential information obtained from the Company pursuant to the terms of this Agreement other than to any of the Investor's attorneys, accountants, consultants, and other professionals, to the extent necessary to obtain their services in connection with monitoring the Investor's investment in the Company.

2. TAG-ALONG RIGHTS.

2.1 Participation. At any time that any Key Holder that (or any of its Affiliates) (the "***Selling Key Holder***") proposes to assign, sell, offer to sell, pledge, mortgage, hypothecate, encumber, dispose of or engage in any other like transfer or encumbering of any Capital Stock (or any interest therein) ("***Sell***") any shares of its Capital Stock to an Independent Third Party (the "***Proposed Transferee***"), each Investor (each, a "***Tag-Along Investor***") shall be permitted to participate in such Sale (a "***Tag-Along Sale***") on the terms and conditions set forth in this Section 2. "***Capital Stock***" means (a) shares of Common Stock and Preferred Stock (whether now outstanding or hereafter issued in any context), (b) shares of Common Stock issued or issuable upon conversion of Preferred Stock, and (c) shares of Common Stock issued or issuable upon exercise or conversion, as applicable, of stock options, warrants or other convertible securities of the Company, in each case now owned or subsequently acquired by any Key Holder, any Investor, or their respective successors or permitted transferees or assigns. For purposes of the number of shares of Capital Stock held by an Investor or Key Holder (or any other calculation based thereon), all shares of Preferred Stock shall be deemed to have been converted into Common Stock at the then-applicable conversion ratio. "***Independent Third Party***" means any person who is not an Affiliate of a Key Holder. "***Affiliate***" means, with respect to any specified Key Holder, his or her spouse, child (natural or adopted), or any other direct lineal descendant of such Key Holder (or his or her spouse) or any other relative approved by unanimous consent of the Board of Directors.

2.2 Sale Notice. Prior to the consummation of any Tag-Along Sale, the Selling Key Holder shall deliver to the Company and each Investor a written notice (a "***Sale Notice***") of such Sale within 10 days after the execution and delivery by all the parties thereto of the definitive agreement entered into with respect to such Sale and, in any event, no later than 30 days prior to the closing of such Tag-Along Sale. The Sale Notice shall make reference to the Tag-Along Investors' rights and obligations hereunder and shall describe in reasonable detail:

(a) the number of shares of Capital Stock that the Selling Key Holder proposes to Sell in such Tag-Along Sale, and the total number of outstanding shares of Capital Stock then held by the Selling Key Holder;

(b) the identity of the Proposed Transferee;

(c) the per share amount and form of consideration proposed to be paid or delivered to the Selling Key Holder in such Tag-Along Sale, including (i) any elections to be given to the Selling Key Holder with respect to such consideration, and (ii) a description of any non-cash consideration in sufficient detail to permit the valuation thereof;

(d) any other proposed material terms and conditions of such Tag-Along Sale;

(e) the proposed date, time, and location of the closing of such Tag-Along Sale; and

(f) fully-executed copies of the merger, acquisition, or comparable transaction agreement pursuant to which such Tag-Along Sale is proposed to take place, and all material ancillary agreements related thereto.

2.3 <u>Shares to be Sold.</u>

(a) Each Tag-Along Investor that desires to participate in the Tag-Along Sale (a "***Participating Tag-Along Investor***") shall exercise its rights under this Section 2 by delivering to the Selling Key Holder a written notice (a "***Tag-Along Notice***"), within 10 days after its receipt of the Sale Notice (the "***Tag-Along Period***"), stating (i) its election to participate in the Tag-Along Sale on the terms and conditions set forth in the Sale Notice and in accordance with this Section 2 and (ii) the number of shares of Capital Stock it is offering to Sell in such Tag-Along Sale. The offer of each Participating Tag-Along Investor set forth in its Tag-Along Notice shall be irrevocable and, to the extent such offer is accepted, shall be binding on such Participating Tag-Along Investor. Subject to Section 2.3(b), each Participating Tag-Along Investor shall have the right to Sell in the Tag-Along Sale up to that number of shares of Capital Stock equal to the product of (i) the number of outstanding shares of Capital Stock (on an as-converted basis) then held by such Participating Tag-Along Investor, multiplied by (ii) a fraction (x) the numerator of which is equal to the number of shares of Capital Stock the Selling Key Holder proposes to sell in such Tag-Along Sale and (y) the denominator of which is equal to the number of outstanding shares of Capital Stock then owned by the Selling Key Holder.

(b) The Selling Key Holder shall use commercially reasonable efforts to include in the Tag-Along Sale all of the shares of Capital Stock that the Participating Tag-Along Investors have offered to Sell pursuant to their Tag-Along Notices, it being understood that the Proposed Transferee shall not be required to purchase any shares of Capital Stock in excess of the number of shares set forth in the Sale Notice. In the event the Proposed Transferee elects to purchase less than all of the shares of Capital Stock sought to be Sold by the Investors in the Tag-Along Sale, the number of shares to be Sold to the Proposed Transferee by the Selling Key Holder and the Participating Tag-Along Investors shall be reduced pro rata in proportion to the number of shares of Capital Stock that each such Investor proposed to Sell in such Tag-Along Sale so that the aggregate number of shares of Capital Stock to be Sold by the Selling Key Holder and the Participating Tag-Along Investors collectively equals the aggregate number of shares of Capital Stock that the Proposed Transferee is willing to purchase (which in no event may be less than the number of shares of Capital Stock set forth in the Sale Notice).

(c) Each Tag-Along Investor that does not deliver a Tag-Along Notice in compliance with Section 2.3(a) shall be deemed to have waived all of such Tag-Along Investor's rights to participate in the Tag-Along Sale, and the Selling Key Holder shall (subject to the rights of any Participating Tag-Along Investors) thereafter be free to Sell to the Proposed Transferee, without any further obligation to the Tag-Along Investors who are not Participating Tag-Along Investors under this Section 2, the number of shares of Capital Stock set forth in the Sale Notice for the same or lesser consideration per share, and on terms and conditions which are not materially more favorable to the Selling Key Holder, than the terms and conditions set forth in the Sale Notice.

2.4 Consideration. The Selling Key Holder and each Participating Tag-Along Investor shall receive the same form and amount of consideration per share (or election regarding the form and amount of consideration) in the Tag-Along Sale; *provided*, that each such Investor's proportionate share of related expenses will be deducted from such consideration in accordance with Section 2.6 below.

2.5 Conditions of Sale. Each Participating Tag-Along Investor shall make or provide the same representations, warranties, covenants, and indemnities as the Selling Key Holder makes or provides in connection with the Tag-Along Sale (except that in the case of representations, warranties, covenants, and indemnities pertaining specifically to the Selling Key Holder, each Participating Tag-Along Investor shall make comparable representations, warranties, covenants, and indemnities pertaining specifically to itself); *provided*, that all representations, warranties, covenants, and indemnities shall be made by the Selling Key Holder and each Participating Tag-Along Investor severally and not jointly, and any indemnification obligations shall be limited to the aggregate amount of proceeds received by such Participating Tag-Along Investor in the Tag-Along Sale[; and *provided*, *further*, that no Participating Tag-Along Investor shall be required to agree to any non-competition, non-solicitation, or similar restrictive covenant].

2.6 Expenses. The fees and expenses of the Selling Key Holder incurred in connection with the Tag-Along Sale for the benefit of all Participating Tag-Along Investors (it being understood that costs incurred by or on behalf of the Selling Key Holder for its sole benefit will not be considered to be for the benefit of all Participating Tag-Along Investors), to the extent not paid or reimbursed by the Company or the Proposed Transferee, shall be shared by the Selling Key Holder and the Participating Tag-Along Investors on a pro rata basis, based on the amount of consideration received by each such Investor in the Tag-Along Sale; *provided*, that no Participating Tag-Along Investor shall be obligated to make any out-of-pocket expenditure prior to the consummation of the Tag-Along Sale.

2.7 Cooperation. Each Participating Tag-Along Investor shall take all actions as may be reasonably necessary to consummate the Tag-Along Sale, including entering into agreements and delivering certificates and instruments, in each case consistent with the agreements being entered into and the certificates being delivered by the Selling Key Holder.

2.8 Consummation of the Sale. The Selling Key Holder shall have 60 days following the expiration of the Tag-Along Period to Sell the shares of Capital Stock described in the Sale Notice, on terms not materially more favorable to the Selling Key Holder than those set forth in the Sale Notice (which 60-day period may be extended by up to 90 days to the extent reasonably necessary to obtain any required Government Approvals). If at the end of such period the Selling Key Holder has not completed the Tag-Along Sale, the Selling Key Holder may not then effect a Sale of Capital Stock subject to this Section 2 without again fully complying with the provisions of this Section 2.

2.9 Sales in Violation of Tag-Along Rights. If the Selling Key Holder consummates any Sale of Capital Stock subject to this Section 2 in violation of this Section 2, then each Tag-Along Investor shall have the right to Sell to the Selling Key Holder, and the Selling Key Holder shall be obligated to purchase from each Tag-Along Investor that exercises such right, up to that number of shares of Capital Stock that such Tag-Along Investor would have had the right to Sell to the Proposed Transferee in such Sale if conducted in accordance with this Section 2, and on the same terms and conditions (including the same amount and form of consideration per share) under which the Proposed Transferee purchased the shares of Capital Stock from the Selling Key Holder, except that no Tag-Along Investor shall be required to indemnify the Selling Key Holder in connection with any Sale consummated pursuant to this Section 2.9. The Selling Key Holder shall reimburse each Tag-Along Investor for any and all reasonable and documented out-of-pocket fees and expenses, including reasonable legal fees and expenses, incurred pursuant to the exercise or the attempted exercise of the Tag-Along Investor's rights under this Section 2.9.

3. DRAG ALONG.

3.1 Drag Along Right. In the event that each of (i) the holders of a majority of the shares of Common Stock and (ii) the Company's Board of Directors ("***Board***") approve a Deemed Liquidation Event, then each person owning of record shares of Common Stock of the Company issued or issuable pursuant to the conversion of the Shares and any shares of Common Stock of the Company issued as a dividend or other distribution with respect thereto or in exchange therefor or in replacement thereof (collectively, the "***Securities***") or any assignee of record of Securities (each such person, a "***Holder***") and Key Holder hereby agrees to vote (in person, by proxy or by action by written consent, as applicable) all shares of capital stock of the Company now or hereafter directly or indirectly owned of record or beneficially by such Holder or Key Holder in favor of, and adopt, such Deemed Liquidation Event and to execute and deliver all related documentation and take such other action in support of the Deemed Liquidation Event as shall reasonably be requested by the Company in order to carry out the terms and provision of this Section 3.1 (a "***Drag-Along Sale***"), including without limitation executing and delivering instruments of conveyance and transfer, and any purchase agreement, merger agreement, indemnity agreement, escrow agreement, consent, waiver, governmental filing, share certificates duly endorsed for transfer (free and clear of impermissible liens, claims and encumbrances) and any similar or related documents. The obligation of any party to participate in a Drag-Along Sale pursuant to this Section shall not apply to a Deemed Liquidation Event, where the other party involved in such transaction is an affiliate or stockholder holding more than 10% of the voting power of the Company.

4. PARTICIPATION RIGHT.

4.1 General. Each Major Investor has the right of first refusal to purchase such Major Investor's Pro Rata Share (as defined below) of all (or any part) of any New Securities (as defined in Section 4.2 below) that the Company may from time to time issue after the date of this Agreement, provided, however, such Major Investor shall have no right to purchase any such New Securities if such Major Investor cannot demonstrate to the Company's reasonable satisfaction that such Major Investor is at the time of the proposed issuance of such New Securities an "accredited investor" as such term is defined in Regulation D under the Securities Act. A Major Investor's "***Pro Rata Share***" for purposes of this right of first refusal is the ratio of (a) the number of shares of the Company's Common Stock issued or issuable upon conversion of the Shares owned by such Major Investor, to (b) a number of shares of Common Stock of the Company equal to the sum of (1) the total number of shares of Common Stock of the Company then outstanding plus (2) the total number of shares of Common Stock of the Company into which all then outstanding shares of Preferred Stock of the Company are then convertible plus (3) the number of shares of Common Stock of the Company reserved for issuance under any stock purchase and stock option plans of the Company and outstanding warrants.

4.2 New Securities. "***New Securities***" shall mean any Common Stock or Preferred Stock of the Company, whether now authorized or not, and rights, options or warrants to purchase such Common Stock or Preferred Stock, and securities of any type whatsoever that are, or may become, convertible or exchangeable into such Common Stock or Preferred Stock; provided, however, that the term "New Securities" does not include: (a) shares of Common Stock issued or issuable upon conversion of the outstanding shares of all the series of the Preferred Stock; (b) shares of Common Stock or Preferred Stock issuable upon exercise of any options, warrants or rights to purchase any securities of the Company outstanding as of the date of this Agreement and any securities issuable upon the conversion thereof; (c) shares of Common Stock or Preferred Stock issued in connection with any stock split or stock dividend or recapitalization; (d) shares of Common Stock (or options, warrants or rights therefor) granted or issued hereafter to employees, officers, directors, contractors, consultants or advisers to, the Company or any subsidiary of the Company pursuant to incentive agreements, stock purchase or stock option plans, stock bonuses or awards, warrants, contracts or other arrangements that are approved by the Company's Board; (e) shares of the Company's Preferred Stock issued pursuant to the Preferred Stock Purchase Agreements; (f) any other shares of Common Stock or Preferred Stock (and/or options or warrants therefor) issued or issuable primarily for other than equity financing purposes and approved by the Board; and (g) shares of Common Stock issued or issuable by the Company to the public pursuant to a registration statement filed under the Securities Act.

4.3 Procedures. In the event that the Company proposes to undertake an issuance of New Securities, it shall give to each Major Investor a written notice of its intention to issue New Securities (the "***Notice***"), describing the type of New Securities and the price and the general terms upon which the Company proposes to issue such New Securities given in accordance with Section 4.3. Each Major Investor shall have ten (10) days from the date such Notice is effective, as determined pursuant to Section 4.3 based upon the manner or method of notice, to agree in writing to purchase such Major Investor's Pro Rata Share of such New

Securities for the price and upon the general terms specified in the Notice by giving written notice to the Company and stating therein the quantity of New Securities to be purchased (not to exceed such Major Investor's Pro Rata Share).

4.4 Failure to Exercise. In the event that the Major Investors fail to exercise in full the right of first refusal within such ten (10) day period, then the Company shall have one hundred twenty (120) days thereafter to sell the New Securities with respect to which the Major Investors' rights of first refusal hereunder were not exercised, at a price and upon general terms not materially more favorable to the purchasers thereof than specified in the Company's Notice to the Major Investors. In the event that the Company has not issued and sold the New Securities within such one hundred twenty (120) day period, then the Company shall not thereafter issue or sell any New Securities without again first offering such New Securities to the Major Investors pursuant to this Section 4.

5. GENERAL PROVISIONS.

5.1 Amendment and Waiver of Rights. Any provision of this Agreement may be amended and the observance thereof may be waived (either generally or in a particular instance and either retroactively or prospectively), only with the written consent of (a) the Company, (b) the Key Holders holding more than 50% of the shares of Capital Stock then held by all of the Key Holders and (c) Investors (and/or any of their permitted successors or assigns) holding Shares representing and/or convertible into a majority of all the Investors' Shares (as defined below). As used herein, the term "***Investors' Shares***" shall mean the shares of Common Stock then issuable upon conversion of all then outstanding Shares issued under Preferred Stock Purchase Agreements. Notwithstanding the foregoing, from time to time after the date of this Agreement without the consent of the other parties the Company may add any additional Investor who becomes a party to this Agreement in accordance with Subsection 5.2. Any amendment or waiver effected in accordance with this Section 5.1 shall be binding upon each Investor, each Holder, each permitted successor or assignee of such Investor or Holder and the Company. Notwithstanding the foregoing, (i) this Agreement may not be amended, modified or terminated and the observance of any term hereunder may not be waived with respect to any Investor or Key Holder without the written consent of such Investor or Key Holder unless such amendment, modification, termination or waiver applies to all Investors and Key Holders, respectively, in the same fashion, (ii) this Agreement may not be amended, modified or terminated and the observance of any term hereunder may not be waived with respect to any Investor without the written consent of such Investor, if such amendment, modification, termination or waiver would adversely affect the rights of such Investor in a manner disproportionate to any adverse effect such amendment, modification, termination or waiver would have on the rights of the other Investors under this Agreement, (iii) the consent of the Key Holders shall not be required for any amendment, modification, termination or waiver if such amendment, modification, termination or waiver does not apply to the Key Holders. The Company shall give prompt written notice of any amendment, modification or termination hereof or waiver hereunder to any party hereto that did not consent in writing to such amendment, modification, termination or waiver.

5.2 Additional Investors. Notwithstanding anything to the contrary contained herein, if the Company issues additional shares of the Company's Preferred Stock after the date hereof, whether pursuant to a Preferred Stock Purchase Agreement or otherwise, any purchaser of such shares of Preferred Stock may become a party to this Agreement by executing and delivering an additional counterpart signature page to this Agreement, and thereafter shall be deemed an "Investor" for all purposes hereunder. No action or consent by the Investors shall be required for such joinder to this Agreement by such additional Investor, so long as such additional Investor has agreed in writing to be bound by all of the obligations as an "Investor" hereunder.

5.3 **Notices**. All notices and other communications given or made pursuant to this Agreement shall be in writing and shall be deemed effectively given upon the earlier of actual receipt or: (a) personal delivery to the party to be notified, (b) when sent, if sent by facsimile during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient's next business day, (c) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one (1) business day after deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt. All communications shall be sent to the respective parties at their address as set forth in the Company's records or to such address or electronic mail address as subsequently modified by written notice given in accordance with this Section 4.3. If notice is given to the Company, it shall be sent to troy@filmlandspirits.com; and a copy (which shall not constitute notice) shall also be sent to Prince Lobel Tye, LLP One International Place, Boston, Massachusetts 02110 Attn: John H. Chu, jchu@princelobel.com.

5.4 **Entire Agreement**. This Agreement and the documents referred to herein, together with all the Exhibits hereto, constitute the entire agreement and understanding of the parties with respect to the subject matter of this Agreement, and supersede any and all prior understandings and agreements, whether oral or written, between or among the parties hereto with respect to the specific subject matter hereof.

5.5 **Governing Law**. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of law.

5.6 **Severability** The invalidity or unenforceability of any provision hereof shall in no way affect the validity or enforceability of any other provision.

5.7 **Third Parties**. Nothing in this Agreement, express or implied, is intended to confer upon any person, other than the parties hereto and their successors and assigns, any rights or remedies under or by reason of this Agreement.

5.8 **Successors and Assigns**. This Agreement, and any and all rights, duties and obligations hereunder, shall not be assigned, transferred, delegated or sublicensed by an Investors without the prior written consent of the Company. Any attempt by an Investor without such permission to assign, transfer, delegate or sublicense any rights, duties or obligations that arise under this Agreement shall be void. Subject to the foregoing, and except as otherwise provided herein, this Agreement, and the rights and obligations of the parties hereunder, will be binding upon and inure to the benefit of their respective successors, assigns, heirs, executors, administrators and legal representatives.

5.9 Titles and Headings. The titles, captions and headings of this Agreement are included for ease of reference only and will be disregarded in interpreting or construing this Agreement. Unless otherwise specifically stated, all references herein to "sections" and "exhibits" will mean "sections" and "exhibits" to this Agreement.

5.10 Counterparts. This Agreement may be executed in any number of counterparts, each of which when so executed and delivered will be deemed an original, and all of which together shall constitute one and the same agreement.

5.11 Costs and Attorneys' Fees. In the event that any action, suit or other proceeding is instituted concerning or arising out of this Agreement or any transaction contemplated hereunder, the prevailing party shall recover all of such party's costs and attorneys' fees incurred in each such action, suit or other proceeding, including any and all appeals or petitions therefrom.

5.12 Adjustments for Stock Splits, Etc. Wherever in this Agreement there is a reference to a specific number of shares of Common Stock or Preferred Stock of the Company of any class or series, then, upon the occurrence of any subdivision, combination or stock dividend of such class or series of stock, the specific number of shares so referenced in this Agreement shall automatically be proportionally adjusted to reflect the effect on the outstanding shares of such class or series of stock by such subdivision, combination or stock dividend.

5.13 Further Assurances. The parties agree to execute such further documents and instruments and to take such further actions as may be reasonably necessary to carry out the purposes and intent of this Agreement.

5.14 E Signatures. This Agreement may be executed and delivered by electronic signature and upon such delivery the electronic signature will be deemed to have the same effect as if the original signature had been delivered to the other party.

5.15 Termination. Notwithstanding anything to the contrary herein, this Agreement (excluding any then-existing obligations) shall terminate upon the closing of a Deemed Liquidation Event as defined in the Company's Restated Certificate of Incorporation, as amended from time to time. Section 1.1(b) shall survive any such termination of the Agreement.

5.16 Dispute Resolution. Each party (a) hereby irrevocably and unconditionally submits to the jurisdiction of the federal or state courts located in the Central District of California for the purpose of any suit, action or other proceeding arising out of or based upon this Agreement, (b) agree not to commence any suit, action or other proceeding arising out of or based upon this Agreement except in the federal or state courts located in the Central District of California, and (c) hereby waive, and agree not to assert, by way of motion, as a defense, or otherwise, in any such suit, action or proceeding, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the suit, action or proceeding is brought in an inconvenient forum, that the venue of the suit, action or proceeding is improper or that this Agreement, the Transaction Documents or the subject matter hereof and thereof may not be enforced in or by such court.

EXHIBIT G TO FORM C

TESTING THE WATERS MARKETING CONTENT
[SEE ATTACHED]


CONTACT TROY BOLOTNICK
310.980.8732
TROY@FILMLANDSPIRITS.COM
SMALL BATCH
A BLOCKBUSTER
FILMLAND
SPIRITS
LOS ANGELES
CA
EST. MMXXI
IN EVERY BOTTLE®
CROWD FUNDING
PRE-LAUNCH OPPORTUNITY
start engine

CROWD FUNDING PLAN

FILMLAND SPIRITS – PERFECTLY POSITIONED

PERFORMANCE

- Rev & Volume nearly doubled YOY (2023 to 2024)
- Significant assets. Low debt
- Other brands raised up to $5m with YOY declines and limited assets
- Growth – up to 15 states adding 5-7 more in 2025

THE BRAND

- 100% Unique concept, look & feel. Not a typical, heritage brand.
- Strong PR Buzz and Consumer Interest
- Exciting lifestyle brand means more to consumers than just product
- Awards and Reviews – Double Gold, Gold, 92+ Ratings

COMMUNITY

- 18,000+ strong and growing by 10% monthly
- Social Media 15,600 followers
- Email 2,600 subscribers


FILMLAND SPIRITS
RYES OF THE ROBOTS
EXTENDED CUT
RYES OF THE ROBOTS
MOONLIGHT MAYHEM!
MOONLIGHT MAYHEM!
EXTENDED CUT
SAN FRANCISCO WORLD SPIRITS COMPETITION 2024 GOLD
SAN FRANCISCO WORLD SPIRITS COMPETITION 2022 GOLD
SAN FRANCISCO WORLD SPIRITS COMPETITION 2023 DOUBLE GOLD
SAN FRANCISCO WORLD SPIRITS COMPETITION 2022 GOLD

HOW IT WORKS

MOMENTUM = MARKETING = MONEY

GOAL

- Raise $1.235m

PHASE 1 GOAL: RAISE $300,000 FROM EXISTING INVESTORS

- Must be within first 30 days of offering
- Must be from at least 20 different people
- Bonus Shares and Benefits based on timing and investment level
- Filmland already has commitments for $150k of the $300k from existing investors

PHASE 2 GOAL: RAISE $935K

- Completion of Phase 1 Goal Triggers StartEngine marketing to 75,000 users including 20,000 paid accounts
- Momentum qualifies Filmland for more StartEngine marketing
- Enables Filmland to market to our social and email communities


SMALL BATCH
FILMLAND
SPIRITS
BEHOLD THE BLEND OF 4
QUADRAFORCE
CALI COMET
KENTUCKY ANNA
TENNESSEE TERRA
MR. MYSTERON
A BLEND OF STRAIGHT BOURBON WHISKEY


SMALL BATCH
FILMLAND
SPIRITS
LOS ANGELES
CA
TOWN AT THE END OF TOMORROW
THE FUTURE WANTS ITS BOURBON
KENTUCKY BOURBON WHISKEY AGED 9 YEARS
SMALL BATCH
WHITE AMERICAN OAK
47%

INVESTMENT TIERS

Bonus shares and Benefits are offered for early investment and vary by level of investment.

Investment Minimum	Tier Group	Bonus	Base Shares	Bonus Shares	Total Shares	Bonus Value
$200,000.00	Alpha Wolf	24%	59,172	14,201	73,373	$48,000.00
$100,000.00	Tech-Titan	20%	29,586	5,917	35,503	$20,000.00
$75,000.00	Quadrafunder	16%	22,189	3,550	25,739	$12,000.00
$50,000.00	Super Soldier	12%	14,793	1,775	16,568	$6,000.00
$25,000.00	Time Traveller	8%	7,396	592	7,988	$2,000.00
$5,000.00	Cooper	4%	1,479	59	1,538	$200.00
$500.00	Wolf Pack	0%	148	0	148	$0.00
$250.00	Filmlander	0%	74	-	74	-

Extra Bonus Opportunity: Commit now to invest at least $15,000 on Day 1 of Offering. Receive 2% extra bonus shares.

- After 1st 2 weeks of offering, bonus levels reduce by 50%

FILMLAND SPIRITS

BENEFITS






	ALPHA WOLF $200K	TECH-TITAN $100K	QUADRAFUNDER $75K	SUPER SOLDIER $50K
Bonus Shares	24%	20%	16%	12 %
Character Likeness	✓	⊗	⊗	⊗
Blending Session	✓	⊗	⊗	⊗
Character Name	✓	✓	⊗	⊗
Executive Producer	✓	✓	⊗	⊗
Investor Private Barrel Pick	✓	✓	✓	⊗
Investor Private Barrel Access	✓	✓	✓	✓
Virtual Tasting Event	✓	✓	✓	✓
Tasting Glass	✓	✓	✓	✓
10% 1 Year Discount	✓	✓	✓	✓
10% Discount Next Purchase	⊗	⊗	⊗	⊗
Website Credits	✓	✓	✓	✓

FILMLAND
SPIRITS

BENEFITS

	 TIME TRAVELLER $25,000	 COOPER $5,000	 WOLF PACK $500	 FILMLANDER $250
Bonus Shares	8%	4%	0%	0%
Virtual Tasting Event	✓	✗	✗	✗
Tasting Glass	✓	✓	✗	✗
10% 1 Year Discount	✓	✓	✗	✗
10% Discount Next Purchase	✗	✗	✓	✗
Website Credits	✓	✓	✓	✗

BENEFITS

CHARACTER LIKENESS
Your face used as the basis of a character on a future product.

BLENDING SESSION
You will join the Filmland blending team for an in person blending session (travel expenses paid for up to 2 nights).

CHRACTER NAME
Your name used for a character on a future product.

EXECUTIVE PRODUCER
You and up to one additional person receive an Executive Producer credit on the side label of a future product.

INVESTOR PRIVATE BARREL PICK
You will receive samples, participate in a private Zoom with the Filmland Blending team and get to vote on the selection of an Exclusive Investor Private Barrel.

INVESTOR PRIVATE BARREL ACCESS
You will be able to purchase up to 2 bottles of the Exclusive Investor Private Barrel.

VIRTUAL TASTING EVENT
You get to particpate in a live 1 hour Zoom Tasting Session with all investors at this level with the Filmland Blending Team.

TASTING GLASS
You will receive a Filmand Whiskey Tasting Glass.

10% 1 YEAR DISCOUNT
10% off Spirits and Merch purchases at FilmlandSpirits.com for 1 year (Cannot be combined with other offers).

10% DISCOUNT NEXT PURCHASE
10% off Spirits and Merch purchases at FilmlandSpirits.com for Next Purchase (Cannot be combined with other offers).

WEBSITE CREDITS
Your name and Investor category (Wolf Pack, Quadrafunder, etc.) will be listed on the Filmander Website Credits Page.

HOW YOU CAN HELP

COMMIT NOW FOR DAY 1 OF RAISE

WHY

- To hit $1.235m goal, we need need StartEngine to market to its users
- Requires us to raise $300k in first 30 days from at least 20 investors

WHAT?

- We are asking all existing investors to help us generate that first $300k and all the momentum and marketing opportunities it brings
- The first $300k is key to making the remaining $935k possible
- Share price is same as previous Series A raise $3.38— plus bonus shares!
- Shares are Preferred. More limited rights than previous round, but extra bonus shares for existing investors.
- Pre-Money Valuation $20,553,117.50

WHEN

- Verbal/Handshake commitment now – enables us to proceed.
- Actual Investment on Day 1 of Crowd Funding (April 2025)
- After two weeks, bonus share percentages begin to drop by 50%

SUPER-SECRET-EXTRA-SPECIAL BONUS

- Commit now to at least $15,000 and make the investment on Day 1 of offering: Receive additional 2% Bonus Shares.



FILMLAND SPIRITS
RYES OF THE ROBOTS
EXTENDED CUT
SERVE THE DRINKS, SAVE THE WORLD
SMALL BATCH STRAIGHT RYE WHISKEY
MOONLIGHT MAYHEM!
A SAGA OF WEREWOLVES & BOURBON
SMALL BATCH STRAIGHT BOURBON WHISKEY

CONTACT:

TROY BOLOTNICK

FOUNDER & CEO

TROY@FILMLANDSPIRITS.COM

310.980.8732


SMALL BATCH
A
BLOCKBUSTER
IN EVERY
BOTTLE™

DISCLAIMER

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.